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Filed Pursuant to Rule 424(b)(2)
Registration No. 333-161847

Prospectus supplement
(To Prospectus dated September 10, 2009)

36,363,600 shares

Common stock

Wilshire Bancorp, Inc. ("WIBC") is offering to sell 36,363,600 shares of its common stock, no par value per share (the "Common Stock"). The Common Stock is listed on the Nasdaq Global Select Market under the symbol "WIBC." The last reported sale price of our Common Stock on the NASDAQ on May 11, 2011 was $3.06 per share.

Investing in the Common Stock involves a high degree of risk. See "Risk Factors" beginning on page S-9 of this prospectus supplement and under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2010 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, along with the other information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The Common Stock is not a deposit or savings account. These securities are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Per share of Common Stock	Total

Public offering price	$2.7500	$99,999,900	(1)

Underwriting discounts and commissions	$0.1444	$5,250,904

Proceeds, before expenses, to WIBC	$2.6056	$94,748,996

(1)   The underwriters have been granted an option to purchase up to a total of 5,454,540 additional shares of Common Stock from WIBC at the public offering price minus the underwriting discount within 30 days of the date of this prospectus supplement in order to cover over-allotments, if any.

The Common Stock will be ready for delivery to purchasers through the book-entry facilities of The Depository Trust Company, on or about May 17, 2011.

Book-running manager

J.P. Morgan

Co-manager

Macquarie Capital

May 11, 2011

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free-writing prospectus we have filed or may file with the Securities and Exchange Commission, or the "SEC." Neither we nor any underwriter or agent have authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement, the accompanying prospectus and any relevant free-writing prospectus do not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus supplement and the accompanying prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus supplement, that the information contained herein is correct as of any time subsequent to the date hereof or that any information incorporated or deemed incorporated by reference herein is correct as of any time other than the respective dates thereof. If the information set forth in this prospectus supplement or any relevant free-writing prospectus differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement or the relevant free-writing prospectus.

About this prospectus supplement

This document consists of two parts. The first part is this prospectus supplement, which describes the terms of this offering of our Common Stock. The second part is the accompanying prospectus, which provides general information about us and our securities, some of which may not apply to the Common Stock that we are currently offering.

Both this prospectus supplement and the accompanying prospectus include important information about us, our Common Stock and other information you should know before investing in our Common Stock. This prospectus supplement also adds to, updates and changes information in the accompanying prospectus. To the extent that any statement we make in the prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the caption "Where You Can Find More Information" in the accompanying prospectus before investing in our Common Stock.

In this prospectus supplement and the accompanying prospectus, unless otherwise indicated, the terms "WIBC," "Wilshire Bancorp," "Company," "we," "us" and "our" refer to Wilshire Bancorp, Inc. and its consolidated subsidiaries.

Documents incorporated by reference

The SEC allows us to incorporate documents by reference in this prospectus supplement. This means that if we list or refer to a document that we have filed with the SEC in this prospectus supplement, that document is considered to be a part of this prospectus supplement and should be read with the same care. Documents that we file with the SEC in the future that are incorporated by reference will automatically update and supersede information incorporated by reference in this prospectus supplement and the accompanying prospectus. The documents listed below are incorporated by reference into this prospectus supplement (except for information furnished to the SEC that is not deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended, or the "Exchange Act"):

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our Annual Report on Form 10-K for the year ended December 31, 2010;

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our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011;

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our Current Reports on Form 8-K filed with the SEC on February 2, 2011, February 24, 2011 and May 9, 2011 (to the extent such information is filed and not furnished);

•
our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 15, 2011 in connection with our 2011 Annual Meeting of Shareholders;

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the description of our Common Stock contained in our Registration Statement on Form 8-A filed with the SEC on August 31, 2004, including any amendments or reports filed with the SEC for the purpose of updating such description; and

•
any documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus supplement and before the termination of the

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  offering of the Common Stock (which filed documents do not include any portion thereof containing information furnished rather than filed, including information furnished under either Item 2.02 or 7.01, or any related exhibit, of any Current Report on Form 8-K).

You may obtain any of the documents incorporated by reference in this document through us or from the SEC through the SEC's Internet web site at http://www.sec.gov. Documents incorporated by reference are available from us without charge, excluding any exhibit to those documents, unless the exhibit is specifically incorporated by reference into the information that this document incorporates. You may obtain documents incorporated by reference in this prospectus supplement by writing or telephoning us at 3200 Wilshire Boulevard, Los Angeles, California 90010, Attention: Alex Ko, Chief Financial Officer, telephone: (213) 387-3200. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Forward-looking statements

This prospectus supplement and the accompanying prospectus, including the documents incorporated in them by reference, contain statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Forward-looking statements are generally identifiable by the use of words such as "anticipate," "believe," "continue," "could," "would," "endeavor," "estimate," "expect," "forecast," "goal," "intend," "may," "objective," "potential," "plan," "predict," "project," "seek," "should," "will" and other similar words and expressions of future intent. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Such risks and uncertainties include, but are not limited to, adverse developments or conditions related to or arising from:

•
deterioration in asset or credit quality or the value of our securities portfolio;

•
the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and other financial reform legislation, including the creation of the Bureau of Consumer Financial Protection, which make fundamental changes to the regulation of the financial services industry, some of which may adversely affect our business;

•
significant volatility and deterioration in the credit and financial markets; and adverse changes in general economic conditions;

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fluctuations in interest rates;

•
restrictions imposed by the memorandum of understanding, or "MOU," imposed by the Federal Deposit Insurance Corporation, or "FDIC," and the California Department of Financial Institutions, or "DFI," or any impact of our failure to comply with the terms of the MOU and the effects of any other regulatory investigations, proceedings or enforcement actions that involve or affect us;

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•
results of litigation, including class action litigation concerning the material weakness identified pursuant to Wilshire Bancorp's internal investigation of loan marketing activities;

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deposit outflows or attrition or our inability to grow deposits;

•
inability to pay dividends because of financial performance deterioration or regulatory restrictions;

•
restrictions imposed in connection with our receipt of Troubled Asset Relief Program funds and the fact that we have not yet received permission to repay those funds;

•
increases in deposit insurance assessments;

•
the possibility that we may not be able to raise capital on acceptable terms;

•
the impact of any goodwill impairment or any additional deferred tax assets valuation adjustment that may be determined;

•
disruptions to our operations caused by past or future acquisitions of other banks;

•
environmental conditions, including natural disasters, which may disrupt our business, our operations or our borrowers;

•
competitive pressures;

•
proposed or adopted changes in laws, regulations, and accounting rules, or their interpretations; or any legislative, judicial or regulatory actions and developments affecting us; and

•
general economic or business conditions in California and other regions where the Bank has operations, including, but not limited to, adverse changes in real estate markets and other economic conditions resulting from a prolonged economic downturn.

These factors, the risk factors discussed herein, the risk factors referred to in our Annual Report on Form 10-K for the year ended December 31, 2010 and the risk factors referred to in our Quarterly Report on Form 10-Q for the quarter dated March 31, 2011 and other factors described in our periodic reports filed with the SEC could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us, and you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and neither we nor the underwriter undertakes any obligation to update or revise any forward-looking statement or statements to reflect new information, events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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Summary

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. The following information should be read together with the information contained in other parts of this prospectus supplement and in the accompanying prospectus and the information incorporated by reference herein. Because this is a summary, it may not contain all the information that is important to you. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before making a decision about whether to invest in the Common Stock. To the extent the following information is inconsistent with the information in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. If any statement in this prospectus supplement conflicts with any statement in a document that we have incorporated by reference, then you should consider only the statement in the more recent document. You should pay special attention to the "Risk Factors" section of this prospectus supplement and the documents incorporated by reference herein to determine whether an investment in the Common Stock is appropriate for you.

Wilshire Bancorp, Inc.

Wilshire Bancorp, Inc. is a bank holding company offering a broad range of financial products and services primarily through our main subsidiary, Wilshire State Bank, a California state-chartered commercial bank, which we sometimes refer to as the "Bank". The Bank was incorporated under the laws of the State of California on May 20, 1980 and commenced operations on December 30, 1980. Headquartered in Los Angeles, Wilshire State Bank operates 24 branch offices in Southern California, Texas, New Jersey, and the greater New York City metropolitan area. We also have six loan production offices used primarily for the origination of loans under our Small Business Administration, or "SBA", lending program in Colorado, Georgia, Texas (2 offices), New Jersey, and Virginia. In 2009, the Bank assumed the deposit and certain other liabilities and purchased certain assets of Los Angeles-based Mirae Bank from the FDIC. Mirae Bank had total core deposits of approximately $244 million as of June 26, 2009.

Wilshire State Bank is a community bank with a focus on commercial real estate lending and general commercial banking, with its primary market encompassing the multi-ethnic populations of the Los Angeles metropolitan area. Our business strategy is to provide relationship business banking services to small- and medium-sized businesses in the Korean American community and other ethnic communities in our markets. On the lending side of our business, we specialize in commercial real estate loans, commercial business loans, SBA loans and trade finance loans. We also provide deposit products and services, including cash management services such as remote deposit capture, lock boxes, Automated Clearing House transactions and online services. Wilshire Bancorp's strategic goals include increasing shareholder and franchise value by continuing to grow its multi-ethnic banking business and expanding its geographic reach to other similar markets with strong levels of small business activity. We believe our well-positioned bi-coastal footprint allow us to best to serve our Korean American and other multi-ethnic business customers. To address the needs of its multi-ethnic customers, the Bank has many multilingual employees who are able to converse with clientele in their native languages. We believe that the ability to speak the native language of our customers assists us in tailoring products and services for our customers' needs. We have been successful in developing expertise in lending to small- and medium-sized businesses in certain niche markets and industries and we believe our special industry expertise gives us a competitive advantage.

Our corporate headquarters and principal office is located at 3200 Wilshire Boulevard, Los Angeles, California 90010, and our telephone number is (213) 387-3200. Our Internet website address is www.wilshirebank.com. Except for documents specifically incorporated by reference into this prospectus supplement and the accompanying prospectus, the information contained in, or that can be accessed through, our website is not a part of this prospectus supplement or the accompanying prospectus.

Regulation and supervision

As a bank holding company, we are supervised and regulated by the Board of Governors of the Federal Reserve System, or the "Federal Reserve Board." In addition, the Bank is supervised and regulated by various federal and state banking regulatory authorities, including the California DFI and the FDIC. The deposit accounts of the Bank are insured up to the maximum limits authorized under the Federal Deposit Insurance Act of 1933, as amended. The Bank is a member of Federal Home Loan Bank of San Francisco, a congressionally chartered Federal Home Loan Bank. For a discussion of the material elements of the extensive regulatory framework applicable to bank holding companies and banks, as well as specific information about Wilshire Bancorp and Wilshire State Bank, please refer to the section "Regulation and Supervision" under the caption "Item 1. Business" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and any subsequent reports incorporated by reference in this prospectus supplement. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance fund and not for the protection of security holders.

Recent developments

First quarter financial results

On April 25, 2011, we announced our financial results for the quarter ended March 31, 2011.

We reported a net loss to common shareholders of $52.1 million, or ($1.77) per basic and diluted share, for the quarter ended March 31, 2011. This compares to net income available to common shareholders of $2.4 million, or $0.08 per basic and diluted share, for the same period of the prior year. The net loss reported for the first quarter of 2011 is attributable to tax expenses of $38.1 million that resulted from a deferred tax asset valuation allowance recorded in the first quarter of 2011, in addition to an increase in provision for loan losses as a result of reclassifying $93.4 million in loans to loans held-for-sale and marking those loans to their expected fair value.

Specific significant items impacting our performance during the quarter ended March 31, 2011 are described below. These significant items are subject to the risks and uncertainties relating to our business described under "Risk Factors" in this prospectus supplement, in our Quarterly

Report on Form 10-Q for the quarter ended March 31, 2011 and in our Annual Report on Form 10-K for the year ended December 31, 2010:

•
The allowance for loan losses increased to $114.8 million, or 5.03% of gross loans, at March 31, 2011, compared to $111.0 million, or 4.77% of gross loans, at December 31, 2010.

•
Inflow of loans into non-accrual status decreased from $40.3 million during the fourth quarter of 2010 to $25.2 million during the first quarter of 2011, representing a decline of $15.1 million or 37.5%. However, total non-accrual loans increased to $80.1 million at March 31, 2011, from $71.2 million at December 31, 2010. The increase in non-accrual loans occurred primarily in the covered loan portfolio, which increased from $10.4 million at December 31, 2010, to $18.1 million at March 31, 2011, an increase of $7.7 million. Meanwhile non-covered non-accrual loans only increased $1.2 million from $60.9 million at December 31, 2010, to $62.1 million at March 31, 2011.

•
A valuation allowance for Federal and State deferred tax assets was recorded during the first quarter of 2011 resulting in a tax expense of $38.1 million.

•
Our total risk-based capital and Tier 1 risk-based capital ratios at March 31, 2011 were 12.57% and 10.03%, respectively, compared with the minimum regulatory standards of 10% and 6% for "well-capitalized" institutions. Our Tier 1 leverage ratio at March 31, 2011 was 7.64%, compared with the regulatory minimum ratio of 5%. Our ratio of tangible common equity to tangible assets was 3.92% at March 31, 2011.

•
Net interest margin was 4.53% in the first quarter of 2011, compared to 3.72% in the fourth quarter of 2010 and 3.65% in the first quarter of 2010. The increase in net interest margin from the previous quarter is attributable to a decline in funding costs and a lower level of interest reversals on non-accrual loans.

Please see the section entitled "Selected Financial Data" for additional information regarding our financial performance for the three months ended March 31, 2011 and our financial condition at that date.

Recent litigation

On March 29, 2011, Wilshire Bancorp, our former Chief Executive Officer, and our current Chief Financial Officer were named as defendants in a purported class action lawsuit filed in the United States District Court for the Central District of California in a case entitled Michael Fairservice v. Wilshire et al. The complaint arises out of the Company's announcement that it had concluded an internal investigation in connection with the activities of its former senior marketing officer and implemented remedial procedures in response to that investigation. The internal investigation was conducted by the Company's audit committee with assistance of outside independent professional firms and the Company's internal audit department, and was undertaken following questions from the FDIC regarding the activities of that marketing officer and after the execution of a search warrant related to loan files involving the former officer. The scope of the Company's internal investigation focused on loan-related and other business activities of the former senior marketing officer. As part of its investigation, management discovered a significant deficiency in the operating effectiveness of loan underwriting, approval and renewal processes for those loan originations and asset sales associated with the former officer. Specifically, these processes lacked effective supervision and oversight by our former

Chief Executive Officer. Our former Chief Executive Officer, who was responsible for overseeing these matters, resigned following the reporting of these activities to our board of directors.

In connection with the internal investigation, the Company engaged a third party loan review firm to assist it in reviewing loans extended by the Bank to the former officer and his associates, loans as to which the former officer was otherwise involved in the underwriting process and a sampling of other loans in the Company's portfolio. This review resulted in an increase in the Company's allowance for loan losses of $3.2 million and an $18.1 million increase in provision for loan losses, which reduced net income of the Company for the year ended December 31, 2010 by $10.3 million, net of tax.

Management determined that the control deficiencies identified as part of the Company's internal investigation, combined with the material adjustment to the Company's allowance for loan losses and related provision for loan losses, constitute a material weakness in the Company's internal control over financial reporting. As a result, management has taken and will continue to take remedial measures to improve such deficiencies.

The purported class action complaint alleges, among other things, that the defendants made false and/or misleading statements and/or failed to disclose that Wilshire Bancorp had deficiencies in its underwriting, origination, and renewal processes and procedures; was not adhering to its underwriting policies; lacked adequate internal and financial controls; and, as a result, its financial statements were materially false and misleading. Plaintiffs seek unspecified compensatory damages, among other remedies.

In addition, the Securities and Exchange Commission has made an informal inquiry regarding the internal investigation and the adjustment to the Company's ALLL and provision for loan losses. The Company is providing this information and cooperating fully with the SEC's inquiry.

Remedial measures

In response to the material weakness identified pursuant to our internal investigation, management has taken certain remedial actions designed to strengthen oversight of the Bank's loan origination, internal loan review function, underwriting and renewal processes. As part of such remedial measures, management restructured the Bank's lending department by segregating personnel and responsibilities relating to loan production from personnel and responsibilities relating to loan underwriting processes, created a new position of Deputy Chief Credit Officer to monitor problem assets and credit risk management, and shifted management's focus from marketing to credit quality control.

Management also created and adopted a loan sale policy that sets forth guidelines relating to (i) selection of notes for sale, (ii) purchaser qualifications, (iii) methods of accounting, and (iv) reporting requirements.

In addition to the steps taken above, management intends to continue remediation efforts by:

•
continuing to review and monitor the material weakness and the effectiveness of remedial actions with the Company's audit committee, internal audit staff and senior management;

•
strengthening corporate oversight of loan origination, internal loan review function, underwriting and renewal processes;

•
enhancing loan documentation and underwriting procedures;

•
improving and increasing the frequency of the loan appraisal and review process, including the frequency of independent appraisal and review;

•
reinforcing loan review and classification policies and procedures;

•
continuing to engage third-party loan review firms to assist with loan evaluations; and

•
continuing to develop and improve management oversight of and policy and procedures governing the loan approval process.

Memorandum of Understanding

On May 6, 2011, Wilshire State Bank entered into an MOU with the FDIC and the California DFI to address certain issues raised in Wilshire State Bank's most recent regulatory examination by the FDIC and the California DFI on January 10, 2011. A memorandum of understanding is characterized by bank regulatory agencies as an informal action that is neither published nor publicly available and that is used when circumstances warrant a milder form of action than a formal supervisory action such as a cease and desist order.

Under the terms of the MOU, Wilshire State Bank is required to take the following actions within certain specified time frames: (i) retain management acceptable to the FDIC and the California DFI and qualified to restore Wilshire State Bank to a satisfactory condition; (ii) obtain the consent of the FDIC and the California DFI prior to appointing any new director or any new chief executive officer, chief financial officer or chief credit officer or materially changing the responsibilities of any such officer (iii) implement a Code of Conduct; (iv) provide for concentration monitoring including risk to capital analysis, and set parameters as a percent of Risk Based Capital in accordance with FDIC guidelines; (v) implement lending and collection policies; (vi) reduce "substandard" and "doubtful" assets that are not covered by loss sharing arrangements to no more than 50% of Tier 1 capital plus reserves; (vii) obtain the approval of the Bank's Board of Directors prior to extending additional credit to any borrower whose loan or credit is classified as "substandard" or "doubtful" and is uncollected; (viii) provide for an adequate allowance for loan and lease losses; (ix) implement a written Other Real Estate Owned program to value properties more frequently than annually; (x) implement a written liquidity and funds management policy; (xi) obtain the consent of the FDIC and the California DFI prior to establishing new branches or offices; (xii) obtain the non-objection of the FDIC and the California DFI prior to establishing significant new business lines or expanding existing business lines; (xiii) suspend the declaration or payment of dividends except with the FDIC's and the California DFI's prior approval; (xiv) prepare and submit progress reports to the FDIC and the California DFI; and (xv) maintain a minimum Tier 1 leverage capital ratio of at least 10%. At March 31, 2011, Wilshire State Bank had a Tier 1 leverage capital ratio of 8.08%. The memorandum of understanding will remain in effect until modified or terminated by the FDIC and the California DFI. The MOU does not contain any monetary assessments or penalties.

The offering

Issuer	Wilshire Bancorp, Inc., a California corporation
Common stock offered	36,363,600 shares of our Common Stock (or 41,818,140 shares of our Common Stock if the underwriters exercise their over-allotment option in full).
Common stock outstanding after this offering	65,835,314 shares of our Common Stock (or 71,289,854 shares of Common Stock if the underwriters exercise their over-allotment option in full)(1)(2)
Use of proceeds	We expect to use the net proceeds from the sale of our Common Stock for general corporate purposes. See "Use of Proceeds."
Directed share program
The underwriters have reserved for sale, at the public offering price, up to 7.5% of the shares of our Common Stock being offered for sale to persons who are employees, officers, directors and individuals having a relationship with us through a directed share program. We will offer these shares to the extent permitted under applicable laws or regulations. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.
Risk factors
An investment in our Common Stock is subject to risks. See "Risk Factors" and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of the factors you should consider carefully before deciding to invest in the Common Stock.
NASDAQ trading symbol	"WIBC"
Transfer agent and registrar	Computershare Limited

(1)   The number of shares of Common Stock outstanding immediately after the closing of this offering is based on 29,471,714 shares of Common Stock outstanding as of April 30, 2011.

(2)   Unless otherwise indicated, the number of shares, as of April 30, 2011, of Common Stock outstanding after the offering presented in this prospectus supplement excludes shares issuable upon exercise of (i) 949,460 outstanding warrants to purchase our Common Stock issued to the U.S. Treasury pursuant to our TARP Agreements, (ii) 1,041,600 shares of our Common Stock issuable upon the exercise of stock options outstanding under our 2008 Stock Option Plan, and (iii) 165,680 shares of our Common Stock issuable upon the exercise of stock options outstanding under the Wilshire State Bank 1997 Stock Option Plan.

Selected financial data

The following table presents the selected historical financial information of Wilshire Bancorp. The financial data as of and for the three months ended March 31, 2011 and 2010 have been derived from our unaudited financial statements contained in our Quarterly Report on Form 10-Q filed with the SEC for the quarter ended March 31, 2011. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, that Wilshire Bancorp considers necessary for fair presentation of the financial results of operations for such periods. The financial data as of and for each of the years in the five years ended December 31, 2010 have been derived from our audited consolidated financial statements contained in our Annual Reports on Form 10-K filed with the SEC and should be read in conjunction with our financial statements, the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operation" in Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2010. The summary consolidated financial results are not indicative of our expected future operating results.

	As of and for the year ended December 31,					As of or for the three months ended March 31,
(Dollars in thousands)	2006	2007	2008	2009	2010	2010	2011

Summary Statement of Operations Data:
Interest income	$141,400	$157,636	$148,633	$158,354	$156,420	$41,301	$35,624
Interest expense	64,823	76,286	66,014	58,891	42,704	12,743	6,329
Net interest income before provision for losses on loans and loan commitments	76,577	81,350	82,619	99,463	113,716	28,558	29,295
Provision for losses on loans and loan commitments	6,000	14,980	12,110	68,600	150,800	17,000	44,800
Noninterest income	26,400	22,584	20,646	57,316	35,912	7,785	8,676
Noninterest expenses	41,232	44,839	48,400	57,369	67,376	14,690	17,476
(Loss) income before income taxes	55,745	44,115	42,755	30,810	(68,548)	4,653	(24,305)
Income taxes (benefit) provision	21,803	17,309	16,282	10,686	(33,790)	1,338	26,888

Preferred stock cash dividend and accretion of preferred stock	—	—	155	3,620	3,626	903	912
Net (loss) income available to common shareholders	33,942	26,806	26,318	16,504	(38,384)	2,412	(52,105)
Per Common Share Data:
Net (loss) income available to common shareholders:
Basic	$1.17	$0.91	$0.90	$0.56	$(1.30)	0.08	(1.77)
Diluted	$1.16	$0.91	$0.90	$0.56	$(1.30)	0.08	(1.77)
Book value per common share	$5.12	$5.87	$6.65	$7.01	$5.72	7.14	3.98
Weighted average common shares outstanding:
Basic	28,986,217	29,339,454	29,368,762	29,420,291	29,486,351	29,484,006	29,476,288
Diluted	29,330,732	29,449,211	29,407,388	29,429,299	29,486,351	29,537,993	29,476,288
Period-end common shares outstanding	29,197,420	29,253,311	29,413,757	29,483,307	29,477,638	29,485,637	29,471,714

	As of and for the year ended December 31,					As of or for the three months ended March 31,
(Dollars in thousands)	2006	2007	2008	2009	2010	2010	2011

Summary Statement of Financial Condition Data (Period End):
Total loans, net of unearned income(1)	$1,560,539	$1,809,050	$2,051,528	$2,427,441	$2,326,624	$2,417,824	$2,283,885
Allowance for loan losses	18,654	21,579	29,437	62,130	110,953	79,576	114,842
Other real estate owned	138	133	2,663	3,797	14,983	4,860	8,512
Total assets	2,008,484	2,196,705	2,450,011	3,435,997	2,970,525	3,459,287	2,789,101
Total deposits	1,751,973	1,763,071	1,812,601	2,828,215	2,460,940	2,925,045	2,270,027
Federal Home Loan Bank advances(2)	20,000	150,000	260,000	232,000	135,000	126,000	215,000
Junior subordinated debentures	61,547	87,321	87,321	87,321	87,321	87,321	87,321
Total shareholders' equity	149,635	171,786	255,060	266,136	229,162	270,695	177,752
Performance ratios:
Return on average total equity(3)	25.51%	16.33%	14.14%	7.42%	-12.69%	4.85%	-88.41%
Return on average common equity(4)	25.51%	16.33%	14.30%	7.80%	-17.96%	6.22%	-119.66%
Return on average assets(5)	1.85%	1.31%	1.14%	0.67%	-1.04%	0.39%	-7.01%
Net interest margin(6)	4.51%	4.28%	3.81%	3.60%	3.76%	3.65%	4.53%
Efficiency ratio(7)	40.04%	43.14%	46.87%	36.59%	45.03%	40.42%	46.02%
Net loans to total deposits at period end	88.01%	101.38%	111.56%	83.63%	90.03%	79.94%	95.55%
Common dividend payout ratio	17.09%	21.98%	22.34%	35.65%	-3.84%	61.24%	0.00%
Capital ratios:
Average common shareholders' equity to average total assets	7.26%	8.01%	7.89%	7.08%	6.39%	8.00%	7.93%
Tier 1 capital to quarter-to-date average total assets	9.79%	10.36%	13.25%	9.77%	9.18%	9.78%	7.64%
Tier 1 capital to total risk-weighted assets	11.81%	11.83%	15.36%	14.37%	12.61%	14.50%	10.30%
Total capital to total risk-weighted assets	13.63%	14.58%	17.09%	15.81%	14.00%	15.95%	12.57%
Asset quality ratios:
Nonperforming loans to total loans(8)	0.44%	0.59%	0.76%	2.92%	3.06%	4.34%	3.51%
Nonperforming assets(9) to total loans and other real estate owned	0.45%	0.60%	0.89%	3.07%	3.68%	4.54%	3.87%
Net charge-offs to average total loans(10)	0.06%	0.66%	0.26%	1.73%	4.33%	0.88%	7.00%
Allowance for loan losses to total loans at period end	1.20%	1.19%	1.43%	2.56%	4.77%	3.29%	5.03%
Allowance for loan losses to nonperforming loans	272.38%	203.55%	189.27%	87.78%	155.76%	75.77%	143.31%

(1)   Total loans is the sum of loans receivable and loans held for sale and is reported at their outstanding principal balances, net of any unearned income (unamortized deferred fees and costs).

(2)   At March 31, 2011 our borrowing capacity with the Federal Home Loan Bank of San Francisco was $645.3 million, with $430.3 million capacity remaining.

(3)   Net income divided by average total shareholders' equity.

(4)   Net income (annualized for the interim periods) available to common shareholders divided by average common shareholders' equity.

(5)   Net income (annualized for the interim periods) divided by average total assets.

(6)   Represents net interest income (annualized for the interim periods) as a percentage of average interest-earning assets.

(7)   Represents the ratio of noninterest expense to the sum of net interest income before provision for losses on loans and loan commitments and total noninterest income.

(8)   Nonperforming loans consist of nonaccrual loans, loans past due 90 days or more, and restructured loans.

(9)   Nonperforming assets consist of nonperforming loans (see footnote no. 8 above), and other real estate owned.

(10) Net charge-offs (annualized for the interim periods) divided by average total loans.

Risk factors

An investment in our Common Stock involves various risks, including the risks described below, the risks set forth under the caption "Risk Factors" included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011. You should carefully consider such risk factors, together with all of the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus, in determining whether to purchase our Common Stock. If any of such risks occur, our business, operating results, prospects and financial condition could be harmed. This could cause the market price of our Common Stock to decline and could cause you to lose all or part of your investment.

We previously reported a material weakness in our internal control over financial reporting, and have determined that our internal controls and procedures are not effective as of the fiscal year end December 31, 2010. If we are unable to improve our internal controls and procedures, our financial results may not be accurately reported.

We recently conducted an internal investigation with the assistance of outside independent professional firms and our internal audit department. As a result of the investigation, management discovered a deficiency in the operating effectiveness of loan underwriting, approval and renewal processes for those loan originations and asset sales associated with our former senior marketing officer. Specifically, these processes lacked effective supervision and oversight by the former chief executive officer, and the procedures and requirements associated with loan underwriting, approvals, renewals and sales were not properly executed or enforced. Following the fourth quarter of 2010, we conducted an evaluation of the effectiveness of the system of internal control over financial reporting as of December 31, 2010 and determined that these control deficiencies, combined with the material adjustment to Wilshire Bancorp's allowance for loan loss and related provision for loan losses discussed in our Annual Report on Form 10-K for the year ended December 31, 2010, constitute a material weakness in Wilshire Bancorp's internal control over financial reporting, as described in "Item 9A. Controls and Procedures" of our Annual Report on Form 10-K for the year ended December 31, 2010. Our independent registered public accounting firm also noted in its reports to our audit committee that we had a significant deficiency in the operating effectiveness of our internal control over financial reporting due primarily to a failure to report to the Company's accounting department on a timely basis subsequent events relating to changes in legal claims and loan classifications.

Although the Company has already implemented certain remediation measures designed to remediate the material weakness, and other efforts to remediate the material weakness are underway, the material weakness will not be considered remediated until new internal controls are operational for a period of time and are tested, and management concludes that these controls are operating effectively. This material weakness, and any difficulties encountered in implementing new or improved controls or remediation, could harm operating results, prevent us from accurately reporting our financial results, result in material misstatements in our financial statements or cause us to fail to meet our reporting obligations, which could affect our ability to remain listed with The NASDAQ Global Select Market. Failure to comply with Section 404 of the Sarbanes-Oxley Act of 2002 or otherwise ineffective internal and disclosure controls could negatively affect our business, the price of our Common Stock and market confidence in our reported financial information.

We are subject to various regulatory requirements and certain supervisory action by bank regulatory authorities, and on May 6, 2011 entered into a Memorandum of Understanding with the California DFI and the FDIC that could have a material adverse effect on our business, financial condition, and the market price of our Common Stock. Lack of compliance could result in additional actions by regulators.

Under federal and state laws and regulations pertaining to the safety and soundness of insured depository institutions, the California DFI, the FDIC and the Federal Reserve Board have authority to compel or restrict certain actions if the Bank's or our capital should fall below adequate capital standards as a result of operating losses, or if such regulators otherwise determine that we or the Bank has insufficient capital or the Bank is otherwise operating in an unsafe and unsound manner. Among other matters, the corrective actions may include, but are not limited to, requiring us or the Bank to enter into informal or formal enforcement orders, including memoranda of understanding, written agreements, supervisory letters, commitment letters, and consent or cease and desist orders to take corrective action and refrain from unsafe and unsound practices; removing officers and directors and assessing civil monetary penalties; terminating the Bank's FDIC insurance; requiring us to enter into a strategic transaction, whether by merger or otherwise; and taking possession of and closing and liquidating the Bank.

On May 6, 2011, the Bank entered into the MOU with the FDIC and the California DFI. Under the terms of the MOU, the Bank is required, among other things, to (i) retain management acceptable to the FDIC and the California DFI and qualified to restore Wilshire State Bank to a satisfactory condition; (ii) obtain the consent of the FDIC and the California DFI prior to appointing any new director or any new chief executive officer, chief financial officer or chief credit officer or materially changing the responsibilities of any such officer (iii) implement a Code of Conduct; (iv) provide for concentration monitoring including risk to capital analysis, and set parameters as a percent of Risk Based Capital in accordance with FDIC guidelines; (v) implement lending and collection policies; (vi) reduce "substandard" and "doubtful" assets that are not covered by loss sharing arrangements to no more than 50% of Tier 1 capital plus reserves; (vii) obtain the approval of the Bank's Board of Directors prior to extending additional credit to any borrower whose loan or credit is classified as "substandard" or "doubtful" and is uncollected; (viii) provide for an adequate allowance for loan and lease losses; (ix) implement a written Other Real Estate Owned program to value properties more frequently than annually; (x) implement a written liquidity and funds management policy; (xi) obtain the consent of the FDIC and the California DFI prior to establishing new branches or offices; (xii) obtain the non-objection of the FDIC and the California DFI prior to establishing significant new business lines or expanding existing business lines; (xiii) suspend the declaration or payment of dividends except with the FDIC's and the California DFI's prior approval; (xiv) prepare and submit progress reports to the FDIC and the California DFI; and (xv) maintain a minimum Tier 1 leverage capital ratio of at least 10%.

If the Bank is unable to comply with the requirements of the MOU, the FDIC and the California DFI could take additional actions, including initiating formal enforcement actions, which would have an adverse effect on our business. In addition, the FDIC has the power to deem the Bank to be only "adequately capitalized" even though its capital ratios meet the well capitalized standard. In such event, the Bank would be prohibited from using brokered deposits, which have been a source of funds for us in recent years, and rates on deposits would be limited to market rates determined by the FDIC, potentially adversely affecting our liquidity. The terms of any such corrective action could have a material negative effect on our business, our financial condition and the market price of our Common Stock.

In light of the current challenging operating environment, along with our elevated level of non-performing assets, delinquencies, and adversely classified assets and our recent operating results, and in light of the issuance of the MOU applicable to the Bank, we also expect to become subject to a memorandum of understanding or other supervisory action imposed by the Federal Reserve Bank of San Francisco or the Federal Reserve Board.

We are subject to a pending class action lawsuit and may become subject to governmental inquiries or additional similar lawsuits, which could have a material adverse effect on our financial condition, results of operation, and the market price of our Common Stock.

Wilshire Bancorp, our former Chief Executive Officer, and our current Chief Financial Officer were recently named as defendants in a purported class action lawsuit alleging violations of the federal securities laws, as described in "Recent developments" elsewhere in this prospectus supplement. We are unable, at this time, to estimate our potential liability in this matter, and we may be required to pay judgments, settlements, fines penalties, injunctions or other relief in amounts which may be material, and to incur costs and expenses in connection with the defense of this lawsuit.

We regularly review our litigation reserves for adequacy considering our litigation risks and probability of incurring losses related to litigation. However, given the preliminary status of this class action, we are not able to assess the likelihood or amount of any liability that may be imposed and, accordingly, we do not have a reserve in respect of this litigation. We cannot be certain that our current litigation reserves will be adequate over time to cover our losses in this and other litigation due to higher than anticipated settlement costs, prolonged litigation, adverse judgments, or other factors that are largely outside of our control. In addition, our insurance coverage may not be adequate to cover our losses in the litigation or any investigation that may arise relating to the facts at issue in the litigation. If our litigation reserves and insurance coverage are not adequate, our business, financial condition, including our liquidity and capital, and results of operations could be materially adversely affected. Additionally, in the future, we may increase our litigation reserves, which could have a material adverse effect on our capital and results of operations.

In addition, the Securities and Exchange Commission made an informal inquiry regarding the internal investigation and the adjustment to the Company's ALLL and provision for loan losses. The Company is providing this information and cooperating fully with the SEC's inquiry. We are unable to predict at this time the outcome of such inquiry, and we may become subject to possible administrative or enforcement actions from the SEC or other government agencies as a result.

We expect the purported class action lawsuit and any governmental inquiries or additional similar lawsuits that may arise to be time-consuming, and they may divert management's attention and resources from our ordinary business operations. Claims asserted against our Company, regardless of merit or eventual outcome, may harm our reputation, which could have a material adverse effect on our operating results, financial condition, and the market price of our Common Stock.

We may experience a future valuation allowance on deferred tax assets.

At December 31, 2010, the Company had a total of $46.4 million in deferred tax assets, comprising $33.6 million in Federal deferred tax assets, and $12.8 million in State deferred tax assets. During the first quarter of 2011, the Company reviewed its deferred tax assets. Due to a decline in income for the past two quarters, the Company's cumulative three year historical income was reduced to where a valuation allowance on the deferred tax assets was required in the first quarter of 2011. As a result, the Company recorded net tax expenses of $38.1 million to reflect the creation of a valuation allowance on its deferred tax assets. The realization of our deferred tax assets is dependent upon whether there will be sufficient future taxable income to realize the deferred tax assets within the carryback or carryforward period available under tax laws. If we do not record positive taxable income in the future, it is possible that the remaining deferred tax assets will not be realized. If, at any time, all or a portion of the remaining deferred tax assets are not expected to be realized, a further valuation allowance will be required to reduce the deferred tax asset balance, and such further valuation allowance would reduce net income in the period in which the valuation allowance is created.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the "Internal Revenue Code," a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change net operating losses, or "NOLs," to offset future taxable income. If we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs could be further limited by Section 382 of the Internal Revenue Code. Future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Section 382 of the Internal Revenue Code. Our net operating losses may also be impaired under state law. We may not be able to utilize a material portion of the NOLs.

The current economic environment poses significant challenges for the Company and could continue to adversely affect the Company's profitability, liquidity, and financial condition.

Turmoil in the financial markets, precipitated by falling housing prices and rising delinquencies and foreclosures on residential and commercial real estate assets, has negatively impacted our customer base and has led to weakening conditions in the markets in which we operate. These adverse developments have resulted in a weakening of the credit quality of our loan portfolio and a reduction in the valuation of our loan portfolio. For the first quarter of 2011, the Company recorded a net loss of $52.1 million. The net loss reported for the first quarter of 2011 is attributable to tax expenses of $38.1 million that resulted from a deferred tax asset valuation allowance recorded in the first quarter of 2011, in addition to an increase in provision for loan losses as a result of reclassifying $93.4 million in loans to loans held-for-sale and marking the loans to their expected fair value. This net loss, among other factors, has materially adversely impacted the Company's capital base, and the Company must avoid further deterioration in the Bank's loan portfolio and increase the amount of its performing loans to avoid further deterioration of its financial condition. Continued deterioration of the national and/or local economies could impair our ability to become profitable and lead us to sustain additional losses in the future.

SBA lending is an important part of our business, and we are dependent upon the Federal government to maintain the SBA loan program.

SBA lending is an important part of our business, and we are dependent upon the Federal government to maintain the SBA loan program. There can be no assurance that the Bank will be able to maintain its status as a Preferred Lender or that we can maintain our SBA 7(a) license. As an SBA Preferred Lender, we enable our clients to obtain SBA loans without being subject to the potentially lengthy SBA approval process necessary for lenders that are not SBA Preferred Lenders. The SBA periodically reviews the lending operations of participating lenders to assess, among other things, whether the lender exhibits prudent risk management. When weaknesses are identified, the SBA may request corrective actions or impose enforcement actions, including revocation of the lender's Preferred Lender status. If we lose our status as a Preferred Lender, we may lose our customers to lenders who are SBA Preferred Lenders, and as a result we would experience a material adverse effect to our financial results. Any changes to the SBA program, including changes to the level of guarantee provided by the Federal government on SBA loans, may also have an adverse effect on our business.

We have specific risks associated with originating loans under the SBA 7(a) program.

We sell the guaranteed portion of our SBA 7(a) loans into the secondary market. These sales have resulted in our earning premium income and/or have created a stream of future servicing spread. There can be no assurance that we will be able to continue originating these loans, that a secondary market will exist or that we will continue to realize premiums upon the sale of the guaranteed portion of these loans. Since we sell the guaranteed portion of our SBA 7(a) loans, we incur credit risk on the non-guaranteed portion of the loans. We share pro-rata with the SBA in any recoveries. If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by us, the SBA may seek recovery of the principal loss related to the deficiency from us. With respect to the guaranteed portion of SBA loans that have been sold, the SBA will first honor its guarantee and then seek compensation from us in the event that a loss is deemed to be attributable to technical deficiencies.

Changes in laws, regulations, rules and standards could have a material impact on our business, results of operations, and financial condition, the effect of which is impossible to predict.

Uncertainty remains as to the ultimate impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), which was signed into law on July 21, 2010. Significant regulatory and legal consequences may arise as provisions of the Dodd-Frank Act are interpreted and implemented by designated regulatory agencies. Along with the Dodd-Frank Act, new or revised tax, accounting, and other laws, regulations, rules and standards could significantly impact strategic initiatives, results of operations, and financial condition. The financial services industry is extensively regulated. Federal and state laws and regulations are designed primarily to protect the deposit insurance funds and consumers, and not necessarily to benefit a financial company's shareholders. These laws and regulations may impose significant limitations on our operations. In addition, regulatory restrictions could limit our financial flexibility, including our ability to incur indebtedness. These limitations, and sources of potential liability for the violation of such laws and regulations, are described in "Item 1. Business—Regulation and Supervision" of our Annual Report on Form 10-K for the period ended December 31, 2010. These regulations, along with tax and accounting laws, regulations, rules and standards, have a significant impact on the ways that financial institutions conduct business, implement strategic initiatives, engage in tax planning and make financial disclosures. These laws, regulations, rules and standards are constantly evolving and may change significantly over time. The nature, extent, and timing of the adoption of significant new laws, changes in existing laws, or repeal of existing laws may have a material impact on our business, results of operations, and financial condition, the effect of which is impossible to predict. Violations of these laws can result in enforcement actions which can impact operations.

We may be subject to more stringent capital requirements.

The Dodd-Frank Act phases out over a prescribed period of time trust preferred securities from Tier 1 capital and authorizes the federal banking agencies to establish minimum leverage and risk-based capital requirements that will apply to both insured banks and their holding companies. The Dodd-Frank Act also requires the federal banking agencies to establish minimum leverage and risk-based capital requirements that will apply to both insured banks and their holding companies. Implementing regulations must be issued by January 21, 2012.

In addition, on September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee, announced agreement on the calibration and phase-in arrangements for a strengthened set of capital requirements, known as Basel III, which were approved in November 2010 by the G20 leadership. Basel III increases the minimum Tier 1 common equity ratio to 4.5%, net of regulatory deductions, and introduces a capital conservation buffer of an additional 2.5% of common equity to risk-weighted assets, raising the target minimum common equity ratio to 7%. Basel III increases the minimum Tier 1 capital ratio to 8.5% inclusive of the capital conservation buffer, increases the minimum total capital ratio to 10.5% inclusive of the capital buffer and introduces a countercyclical capital buffer of up to 2.5% of common equity or other fully loss absorbing capital for periods of excess credit growth. Basel III also introduces a non-risk adjusted Tier 1 leverage ratio of 3%, based on a measure of total exposure rather than total assets, and new liquidity standards. The Basel III capital and liquidity standards will be phased in over a multi-year period. The final package of Basel III reforms will be subject to individual adoption by member nations, including the United States. The ultimate impact of the new capital standards on us will depend on a number of factors, including the treatment and implementation of the Basel III reforms by the U.S. banking regulators. Implementation of these standards, or any other new regulations, may increase our compliance costs, adversely affect our ability to pay dividends, or require us to reduce business levels or raise capital, including in ways that may adversely affect our results of operations or financial condition.

Our focus on lending to small to mid-sized community-based businesses may increase our credit risk.

Most of our commercial business and commercial real estate loans are made to small or middle market businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and have a heightened vulnerability to economic conditions. If general economic conditions in the markets in which we operate negatively impact this important customer sector, our results of operations and financial condition and the value of our Common Stock may be adversely affected. Moreover, a portion of these loans have been made by us in recent years and the borrowers may not have experienced a complete business or economic cycle. Furthermore, the deterioration of our borrowers' businesses may hinder their ability to repay their loans with us, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our concentrations of loans secured by real estate and loans located in Southern California could have adverse effects on credit quality.

As of March 31, 2011, our loan portfolio included: loans secured by real estate totaling $1.88 billion, or 82.1% of total loans; and commercial and industrial loans, totaling $319.4 million, or 14.0% of total loans. Most of these loans are in southern California. Because of the geographic concentration of these loans, a continued deterioration of the southern California economy could affect the ability of borrowers, guarantors and related parties to perform in accordance with the terms of their loans, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. Protracted weaknesses in the southern California economy may also have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose commercial real estate loan portfolios are more geographically diverse than ours.

Commercial real estate loans are generally viewed as having more risk of default than residential real estate loans, particularly when there is a downturn in the economy. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner's business or the property to service the debt. Cash flows may be affected significantly by general economic conditions and a downturn in the local economy or in occupancy rates in the local economy where the property is located, each of which could increase the likelihood of default on the loan. Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our percentage of nonperforming loans. An increase in nonperforming loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our results of operations and financial condition.

Federal and state banking regulators are examining commercial real estate lending activity with heightened scrutiny and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures, which could have a material adverse effect on our results of operations.

Our use of appraisals in deciding whether to make loans secured by real property does not ensure that the value of the real property collateral will be sufficient to repay our loans.

In considering whether to make a loan secured by real property, we require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made and requires the exercise of a considerable degree of judgment and adherence to professional standards. If the appraisal does not reflect the amount that may be obtained upon sale or foreclosure of the property, whether due to declines in property values after the date of the original appraisal or defective preparation, we may not realize an amount equal to the indebtedness secured by the property and may suffer losses.

We are dependent on a few key personnel for our continued operations; if we fail to maintain effective management personnel or to retain our key employees, we will be adversely affected.

Major operational decisions are made by our President and Chief Executive Officer, Mr. Jae Whan Yoo, age 62, who joined us in his current position on February 18, 2011. If for any reason the services of our key personnel, particularly Mr. Yoo, were to become unavailable and we fail to find an adequate replacement for such personnel on a timely basis, there could be a material adverse effect on our operations. Moreover, pursuant to the MOU, the Bank is required to retain a chief executive officer, a chief financial officer and a chief credit officer acceptable to the FDIC and the California DFI and qualified to restore the Bank to satisfactory condition. Any of these senior officer positions, as well as any new directors, may only be appointed upon the approval of the Bank's regulators. If any of these officers were to become unavailable and we do not appoint successors satisfactory to the Bank's regulators, we may breach our MOU and face additional enforcement action.

Our future success and compliance with the MOU is also dependent upon our continuing ability to attract and retain highly qualified personnel. We have had turnover in important management positions in recent years, including our Chief Financial Officer position in 2008 and our Chief Executive Officer position in 2008 and 2011. Competition for such employees among financial institutions in California is intense, and our inability to attract and retain additional key personnel could adversely affect us.

For as long as we have shares of Series A Preferred Stock outstanding in connection with the U.S. Treasury's voluntary TARP Capital Purchase Program, we will be subject to the limitations on compensation included in the Emergency Economic Stabilization Act of 2008, or the "EESA" and the American Recovery and Reinvestment Act of 2009, or the "ARRA." These restrictions may make it more difficult for us to retain certain of our key officers and employees because competitors who are not subject to the same restrictions may be able to offer more competitive salaries and/or benefits to these individuals. More information about the compensation limitations of EESA and AARA can be found in the section entitled "Supervision and Regulation—TARP Capital Purchase Program" in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2010.

The price of our Common Stock may fluctuate.

The market price of our Common Stock could be subject to significant fluctuations due to changes in sentiment in the market regarding our operations or business prospects. These risks may be affected by:

•
operating results that vary from the expectations of our management or of securities analysts and investors;

•
developments in our business or in the financial services sector generally;

•
speculation in the press or investment community, including speculation as to trends, concerns and other issues affecting the financial services industry;

•
proposed or adopted regulatory or legislative changes affecting our industry, generally, or our business and operations, specifically;

•
anticipated or pending investigations or proceedings or litigation that involve or affect us;

•
operating and securities price performance of companies that investors consider to be comparable to us;

•
changes in estimates or recommendations by securities analysts or rating agencies;

•
announcements of strategic developments, acquisitions, dispositions, financings and other material events by us or our competitors; and

•
changes in global financial markets and economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

Furthermore, given recent and ongoing market and economic conditions, the market price of our Common Stock may continue to be subject to further significant market fluctuations. Beginning in 2008 and through the present, the business environment for financial services firms has been extremely challenging. Unprecedented developments in financial markets throughout the same period have undermined global confidence in financial markets, including in the stability of financial services firms. Dramatic declines in the U.S. housing market, with falling home prices, increasing foreclosures and high levels of unemployment, have negatively affected the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions. The resulting economic pressure on consumers and lack of confidence in the financial markets has adversely affected and may continue to adversely affect our business and results of operations.

Accompanying these and related events, including the failure of some financial institutions, stock markets around the world have experienced significant price and trading volume volatility, with shares of financial services firms experiencing particular volatility. While the U.S. and other governments continue efforts to restore confidence in financial markets and promote economic growth, continued or further market and economic turmoil may occur in the near- or long-term, negatively affecting our business, financial condition and results of operations, as well as the price and trading volume volatility of our Common Stock.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our Common Stock.

The issuance or registration by us of any additional shares of Common Stock or of preferred stock or convertible securities could be substantially dilutive to holders of our Common Stock. Moreover, to the extent that we issue restricted stock units, options, or warrants to purchase our Common Stock in the future and those options, or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of our shares of Common Stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders.

Restrictions on the Bank's ability to pay dividends to us could have a material adverse effect on our ability to meet debt service requirements, pay operating expenses, and pay cash dividends to our shareholders.

We rely heavily on the payment of dividends from the Bank, as the Bank is our only source of significant income. Accordingly, our ability to meet debt service requirements and to pay dividends depends on the ability of the Bank to pay dividends to us. However, pursuant to the terms of the expected MOU, the Bank is not permitted to pay dividends to us without the prior approval of the FDIC and the California DFI.

The Bank is also subject to additional regulations limiting the amount of dividends that it may pay to us. For example, any payment of dividends by the Bank is subject to the FDIC's capital adequacy guidelines. All banks and bank holding companies are required to maintain a minimum ratio of qualifying total capital to total risk-weighted assets of 8.00%, at least one-half of which must be in the form of Tier 1 capital, and a ratio of Tier 1 capital to average adjusted assets of 4.00%. If (i) the FDIC increases any of these required ratios; (ii) the total of risk-weighted assets of the Bank increases significantly; and/or (iii) the Bank's income decreases significantly, the Bank's Board of Directors may decide or be required to retain a greater portion of the Bank's earnings to achieve and maintain the required capital or asset ratios. This will reduce the amount of funds available for the payment of dividends to us by the Bank. In addition, whether dividends are paid and their frequency and amount will also depend on the financial condition and performance, and the discretion of the Board of Directors of the Bank.

You may not receive dividends on our Common Stock.

As a bank holding company, our ability to declare and pay dividends is subject to the guidelines of the Federal Reserve Board regarding capital adequacy and dividends. As of March 31, 2011, we were considered "well capitalized" under the capital standards that the Federal Reserve Board uses to assess the capital adequacy of bank holding companies. Federal Reserve Board guidelines generally require us to review the effects of the cash payment of dividends on common stock and other Tier 1 capital instruments on our financial condition. The guidelines also require that we review our net income for the current and past four quarters, and the level of dividends on common stock and other Tier 1 capital instruments for those periods, as well as our projected rate of earnings retention. In light of our recent operating losses, we may not pay dividends on our capital securities without the prior regulatory approval of the Federal Reserve Bank of San Francisco.

Our TARP Agreements place limits on, among other things, our ability to pay dividends on our Common Stock during the time that shares of our Series A Preferred Stock are outstanding. For more information on restrictions related to the Series A Preferred Stock, see "Regulation and Supervision—The TARP Capital Purchase Program" of our Annual Report on Form 10-K for the year ended December 31, 2010 incorporated by reference herein. In addition, we cannot pay dividends on our Series A Preferred Stock and our trust preferred securities without prior approval from our regulators. If such approval is withheld, we would be prevented from paying dividends on our Common Stock.

Further, as a California corporation, we are restricted under the California General Corporation Law, or the "CGCL," from paying dividends under certain conditions. The CGCL provides that a corporation may make a distribution to its shareholders if retained earnings immediately prior to the dividend payout, equals the amount of proposed distribution. In the event that sufficient retained earnings are not available for the proposed distribution, a corporation may, nevertheless, make a distribution, if it meets both the "quantitative solvency" and the "liquidity" tests. In general, the quantitative solvency test requires that the sum of the assets of the corporation equal at least 1 1/4 times its liabilities. The liquidity test generally requires that a corporation have current assets at least equal to current liabilities, or, if the average of the earnings of the corporation before taxes on income and before interest expenses for the two preceding fiscal years was less than the average of the interest expense of the corporation for such fiscal years, then current assets must equal to at least 1 1/4 times current liabilities.

If we become subject to a memorandum of understanding or other enforcement action by the Federal Reserve Board or the Federal Reserve Bank of San Francisco, such action may further limit our ability to pay dividends on our Common Stock.

The inability to pay cash dividends to our shareholders could adversely affect the market price of our Common Stock.

An investment in our Common Stock is not an insured deposit.

Our Common Stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our Common Stock is inherently risky for the reasons described in this "Risk Factors" section and elsewhere in this prospectus supplement, the accompanying prospectus and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. As a result, if you acquire our Common Stock, you may lose some or all of your investment.

Our Series A Preferred Stock diminishes the net income per share of Common Stock available to holders of our Common Stock.

The accrual of dividends and the accretion of discount in our Series A Preferred Stock reduce the net income available to holders of our Common Stock. The Series A Preferred Stock is cumulative, which means that any dividends not declared or paid will accumulate and be payable when the payment of dividends is resumed. In addition, the Series A Preferred Stock's dividend rate will increase to 9% per annum if not redeemed prior to February 15, 2014. Depending on our financial condition at the time, such increase in the annual dividend rate may adversely affect our ability to declare and pay dividends on our Common Stock. Shares of Series A Preferred Stock will also receive preferential treatment in the event of the liquidation, dissolution or winding up of the Company.

The Warrant issued to the U.S. Treasury may be dilutive to holders of our Common Stock.

The ownership interest of existing holders of our Common Stock will be diluted to the extent the Warrant is exercised. In addition, although the U.S. Treasury Department has agreed not to vote any of the shares of Common Stock acquired upon exercise of the Warrant, a transferee of any portion of the Warrant or of any shares of Common Stock acquired upon exercise of the Warrant would not be bound by this restriction.

If we defer payments on our trust preferred securities or are in default under the related indentures, or if we are in arrears on dividend payments under our Series A Preferred Stock, we will be prohibited from making distributions on our Common Stock and may suffer a decline in the value of our Common Stock.

Due to our recent operating losses, we are required to obtain regulatory approval before paying dividends on our capital securities, and our regulators may not permit us to make future payments on our trust preferred capital securities. In connection with the MOU that the Bank entered into with its regulators on May 6, 2011, we also expect to become subject to an enforcement action by the Federal Reserve Board or the Federal Reserve Bank of San Francisco. Such an action may include a prohibition from making future payments on our capital stock or trust preferred capital securities. In addition, the terms of our outstanding trust preferred securities prohibit us from declaring or paying any dividends or distributions on our capital stock, including our Common Stock, or purchasing, acquiring, or making a liquidation payment on such capital stock, if an event of default has occurred and is continuing under the applicable indenture, we are in default with respect to a guarantee payment under the guarantee of the related trust preferred securities or we have given notice of our election to defer interest payments but the related deferral period has not yet commenced or a deferral period is continuing. We may also issue preferred stock in the future, the terms of which could adversely affect our ability to declare or pay dividends or distributions on our Common Stock. Any of the above prohibitions from making distributions on our Common Stock may lead to a decline in the value of our Common Stock.

Use of proceeds

We estimate that the net proceeds of this offering will be approximately $94.35 million (or $108.56 million upon the exercise of the over-allotment option in full). We intend to contribute a substantial portion of the net proceeds from the offering to Wilshire State Bank as additional capital. We will retain the remaining net proceeds at the Company level to satisfy our cash needs, including dividend payments on our TARP investments and distribution payments on our trust preferred securities and for other general corporate purposes.

Market price and dividend information

Our Common Stock is listed and traded on the Nasdaq Global Select Market under the symbol "WIBC." As of April 30, 2011, there were 29,471,714 shares of our Common Stock issued and outstanding, held by approximately 148 shareholders of record. The following table sets forth for the periods indicated the range of the high and low reported sales prices of our Common Stock, on a per share basis, on the Nasdaq Global Select Market, and the cash dividends declared per share.

	High sale price	Low sale price	Dividends per share

2011:
Second Quarter (through May 11, 2011)	$5.42	$2.98	$0.00
First Quarter	$8.13	$4.72	$0.00
2010:
Fourth Quarter	$7.85	$6.46	$0.00
Third Quarter	$8.55	$6.07	$0.00
Second Quarter	$11.64	$8.75	$0.00
First Quarter	$11.83	$7.85	$0.05
2009:
Fourth Quarter	$8.50	$6.42	$0.05
Third Quarter	$9.43	$5.75	$0.05
Second Quarter	$6.56	$3.95	$0.05
First Quarter	$8.99	$3.34	$0.05

On May 11, 2011, the last reported sale price of our Common Stock on NASDAQ was $3.06 per share.

We are regarded as a legal entity separate and distinct from our other subsidiaries. The principal source of our revenues will be dividends received from the Bank. Various federal and state statutory provisions limit the amount of dividends the Bank can pay to us without regulatory approval. In addition, in 2008 we issued Series A Preferred Stock. Under the terms of the issuance, limits are placed on our ability to pay dividends on our Common Stock during the time the shares of Series A Preferred Stock are outstanding. In addition, in connection with our participation in TARP, the Federal Reserve Board may require the Company to defer its dividend payments on the Series A Preferred Stock and trust preferred securities. If we defer payments on our trust preferred securities or are in default under the related indentures, or if we are in arrears on dividend payments under our Series A Preferred Stock, we will be prohibited from making distributions on our Common Stock and may suffer a decline in the value of our Common Stock.

Capitalization

The following table sets forth the carrying amount of our capitalization, as of March 31, 2011:

•
On an actual basis; and

•
As adjusted to give effect to the sale and issuance of 36,363,600 shares of Common Stock in this offering at an offering price of $2.75 per share for net proceeds of approximately $94,350,000 after deducting underwriting commissions and related expenses.

This table should be read in conjunction with the information set forth under "Selected Financial Data" and our unaudited financial statements set forth in our Quarterly Report on Form 10-Q for the three months ended March 31, 2011, which are incorporated by reference into this document.

	As of March 31, 2011
(Dollars in millions)	Actual	As adjusted

Long-term debt
Junior subordinated debentures	$87.2	$87.2
Total long-term debt	$87.2	$87.2
Shareholders' equity
Series A Preferred Stock, $1,000 par value; 5,000,000 shares authorized, 62,158 shares issued and outstanding as of March 31, 2011	$60.6	$60.6
Common Stock, no par value, 80,000,000 shares authorized, 29,471,714 shares issued and outstanding as of March 31, 2011	$55.7	$150.0
Retained earnings	$60.3	$60.3
Treasury stock, at cost, and other	$(1.3)	$(1.3)
Accumulated other comprehensive income, net of tax	$2.5	$2.5

Total shareholders' equity	$177.8	$272.1

Total long-term debt and shareholders' equity	$265.0	$359.3

Capital Adequacy—Current U.S. Standards
Tier 1 common equity	4.89%	9.26%
Tier 1 risk based ratio	10.30%	15.55%
Total risk-based capital ratio	12.57%	16.94%
Tier 1 leverage ratio	7.64%	11.17%

Description of capital stock

The following summary describes the material features and rights of our capital stock and the TARP Warrant (as defined below), and is subject to, and qualified in its entirety by, applicable law and the provisions of our articles of incorporation and bylaws and, in the case of the TARP Warrant, the warrant agreement governing such warrant. You should refer to the applicable provisions of our articles of incorporation and the California General Corporation Law for a complete statement of the terms and rights of our capital stock.

Our authorized capital stock consists of 80,000,000 shares of Common Stock, no par value per share, and 5,000,000 shares of preferred stock, no par value per share, of which 62,158 shares have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series A, or "Series A Preferred Stock." Also outstanding is one warrant, or the "TARP Warrant," that is exercisable, in whole or in part, initially for 949,460 shares of our Common Stock at a price of $9.82 per share, subject to adjustment as discussed in the accompanying prospectus.

Common Stock

As of the date of this prospectus supplement, we are authorized to issue 80,000,000 shares of Common Stock. As of April 30, 2011, we had 29,471,714 shares of Common Stock issued and outstanding and had reserved approximately 949,460 shares of Common Stock for issuance upon exercise of outstanding warrants to purchase our Common Stock and 1,207,280 shares of Common Stock issuable upon exercise of stock options and restricted stock awards outstanding under various employee or director incentive, compensation and option plans.

Liquidation rights.    In the event of a liquidation of Wilshire Bancorp, our common shareholders are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences for securities with a priority over the Common Stock.

Dividends and other distributions.    The holders of our Common Stock are entitled to receive and share equally in dividends declared by our board of directors out of funds legally available for such dividends. The holders of our Series A Preferred Stock have a priority over holders of our Common Stock with respect to dividends. If we issue additional preferred stock in the future, the holders of that preferred stock may have a priority with respect to dividends over the holders of our Common Stock and, subject to the provisions governing any series or class of preferred stock, holders of one of more classes or series of stock previously issued.

We are a bank holding company, and our primary source for the payment of dividends is dividends from our direct, wholly-owned subsidiary, Wilshire State Bank. The Bank is subject to various limitations on the payment of dividends, management fees and other distributions to us, which may in turn limit our ability to pay dividends on our Common Stock. See "Risk Factors—Restrictions on the Bank's ability to pay dividends to Wilshire Bancorp could have a material adverse effect on our ability to meet debt service requirements, pay operating expenses, and pay cash dividends to our shareholders."

Our ability to pay dividends on our Common Stock is also limited by various statutory and regulatory limitations and the terms of the Series A Preferred Stock and our outstanding trust preferred securities, as discussed in "Risk Factors—If we defer payments on our trust preferred securities or are in default under the related indentures, or if we are in arrears on dividend payments under our Series A Preferred Stock, we will be prohibited from making distributions on our Common Stock and may suffer a decline in the value of our Common Stock."

Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory requirements and restrictions, and such other factors as our board of directors may deem relevant.

Voting rights.    Under California law, each holder of a share of our Common Stock is entitled to one vote per share for each matter submitted to the vote of the shareholders. Cumulative voting generally is required for the election of directors, except that "listed corporations" (generally, a corporation with outstanding shares listed on a national stock exchange) may expressly eliminate cumulative voting for directors in the articles of incorporation of the corporation. Wilshire Bancorp is considered a "listed company" for purposes of California law, and our articles of incorporation expressly eliminate cumulative voting for directors.

Anti-takeover provisions.    Provisions of our articles of incorporation and bylaws may have anti-takeover effects. These provisions may discourage attempts by others to acquire control of Wilshire Bancorp, Inc. without negotiation with our board of directors. The effect of these provisions is discussed briefly below.

  Authorized stock.    The shares of our Common Stock authorized by our articles of incorporation but not issued provide our board of directors with the flexibility to effect financings, acquisitions, stock dividends, stock splits and stock-based grants without the need for a shareholder vote. Our board of directors, consistent with its fiduciary duties, could also authorize the issuance of shares of preferred stock, and could establish voting, conversion, liquidation and other rights for our preferred stock being issued, in an effort to deter attempts to gain control of Wilshire Bancorp, Inc.

  Classification of board of directors.    Our articles of incorporation and bylaws currently provide that our board of directors is divided into three classes of as nearly equal size as possible, with one class elected annually to serve for a term of three years. This classification of our board of directors may discourage a takeover of Wilshire Bancorp, Inc. because a shareholder with a majority interest in our company would have to wait for at least two consecutive annual meetings of shareholders to elect a majority of the members of our board of directors.

  Removal of directors without cause.    Because we have a classified board of directors, a director generally may be removed without cause only if the votes cast against removal of a director, or not consenting in writing to the removal, would be sufficient to elect the director if voted cumulatively (without regard to whether shares may otherwise be voted cumulatively) at an election at which the same total number of votes were cast (or, if the action is taken by written consent, all shares entitled to vote were voted) and either the number of directors elected at the most recent annual meeting of shareholders, of if greater, the number of directors for whom removal is being sought, were then being elected.

  Restrictions on certain "business combinations" with third parties who may acquire our securities outside of an action taken by Wilshire Bancorp.    Our articles of incorporation contain a provision restricting certain "Business Combinations" with persons, known as

  "Interested Shareholders," who may obtain our securities outside of an action of Wilshire Bancorp. An "Interested Shareholder" is defined in our articles of incorporation as a person who directly or indirectly beneficially owns, alone or with associates or affiliates, more than 20% of the outstanding voting shares of Wilshire Bancorp or a subsidiary of Wilshire Bancorp, and, subject to certain limits, certain assignees of, or successors to, the stock once held by an interested shareholder.

  Super-majority shareholder voting requirements to modify certain provisions of our articles of incorporation and bylaws.    Our articles of incorporation provide that any amendment or modification or provision inconsistent with the provisions of the articles of incorporation relating to Business Combinations, the authorized number of directors, the provision for a classified board of directors and any amendment or modification or provision inconsistent with the provisions of our bylaws relating to the advance notice of nominations of directors and the indemnification of directors generally requires the affirmative vote of the holders of at least 66 2/3% of the then outstanding voting stock.

  Stricter time limitations on the ability of shareholders to nominate directors for election at annual meetings of our shareholders.    Our bylaws provide that nominations for election of directors may be made by the Board or by any shareholder. Notice of the name of any person to be nominated for election as a director must be delivered to the Secretary of the Wilshire Bancorp not less than 60 nor more than 90 days prior to the date of the meeting; provided, however, that if the date the meeting is first publicly announced or disclosed less than 70 days prior to the date of the meeting, then such advance notice must be given not more than 10 days after such date is first announced.

Regulatory restrictions.    The ability of a third party to acquire us is also limited under applicable banking laws and regulations. The Bank Holding Company Act of 1956, as amended (the "BHC Act"), requires any "bank holding company" (as defined therein) to obtain the approval of the Federal Reserve Board prior to acquiring, directly or indirectly, more than 5% of our outstanding Common Stock. Any "company" (as defined in the BHC Act) other than a bank holding company would be required to obtain Federal Reserve Board approval before acquiring "control" of us. "Control" generally means (i) the ownership or control of 25% or more of a class of voting securities, (ii) the ability to elect a majority of the directors or (iii) the ability otherwise to exercise a controlling influence over management and policies. A holder of 25% or more of our outstanding Common Stock, other than an individual, is subject to regulation and supervision as a bank holding company under the BHC Act. In addition, under the Change in Bank Control Act of 1978, as amended, and the Federal Reserve Board's regulations thereunder, any person, either individually or acting through or in concert with one or more persons, is required to provide notice to the Federal Reserve Board prior to acquiring, directly or indirectly, 10% or more of our outstanding Common Stock.

Preemptive rights.    Holders of our Common Stock do not have preemptive rights with respect to any shares that may be issued.

Redemption.    Shares of our Common Stock are not subject to redemption.

Listing.    Our Common Stock is listed on the Nasdaq Global Select Market under the symbol "WIBC."

Transfer agent.    The transfer agent for our Common Stock is Computershare Limited. The transfer agent's address is Computershare Investor Services, 250 Royall Street, Canton, Massachusetts 02021.

Preferred stock

Our articles of incorporation authorize our board of directors to, without shareholder approval, adopt resolutions providing for the issuance of preferred stock in such classes or series, with such voting powers, conversion features, designations, preferences, rights, qualifications, limitations and restrictions of each class or series of preferred stock as may be determined by our board of directors. Accordingly, without approval of the holders of Common Stock, our board of directors may authorize preferred stock that has voting, dividend or liquidation rights superior to that of our Common Stock and which may adversely affect the rights of holders of Common Stock.

As of April 30, 2011, 62,158 shares of our Series A Preferred Stock were outstanding. See "DESCRIPTION OF CAPITAL STOCK—Series A Preferred Stock" in the accompanying prospectus for a description of our Series A Preferred Stock, as well as possible terms of preferred stock that we may issue in the future.

TARP warrant

See "DESCRIPTION OF CAPITAL STOCK—TARP Warrant" in the accompanying prospectus for a description of our outstanding TARP Warrant.

Material United States federal income tax considerations for non-U.S. holders

The following is a summary of the material U.S. federal income and estate tax consequences relevant to the purchase, ownership and disposition of our Common Stock by a "non-U.S. holder" (as defined below) as of the date hereof. This summary deals only with non-U.S. holders that acquire our Common Stock in this offering and hold our shares as a capital asset.

For purposes of this summary, a "non-U.S. holder" means a beneficial owner of our Common Stock that is not a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) and is not any of the following for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) it has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or "the Code", and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, or be subject to differing interpretations, so as to result in U.S. federal tax consequences different from those summarized below. This summary does not represent a detailed description of the U.S. federal tax consequences to you in light of your particular circumstances. In addition, it does not address the U.S. federal tax consequences to you if you are subject to special treatment under the U.S. federal tax laws (including if you are a bank or other financial institution, insurance company, broker or dealer in securities, tax-exempt organization, foreign government or agency, U.S. expatriate, "controlled foreign corporation," "passive foreign investment company," or a person who holds our Common Stock in a straddle or as part of a hedging, conversion or constructive sale transaction). Except where noted, this summary does not address any taxes other than U.S. federal income tax. We cannot assure you that a change in law will not alter significantly the tax consequences that we describe in this summary.

If an entity classified as a partnership for U.S. federal income tax purposes holds our Common Stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding our Common Stock, or a partner in such a partnership, you should consult your tax advisors.

If you are considering the purchase of our Common Stock, you should consult your own tax advisors concerning the particular U.S. federal tax consequences to you of the ownership and disposition of our Common Stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

Dividends

Dividends paid to a non-U.S. holder of our Common Stock (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder within the United States and, where an income tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are not subject to this withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected dividends to be exempt from this withholding tax. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our Common Stock who is entitled to and wishes to claim the benefits of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, generally will be required to (i) complete Internal Revenue Service, or IRS, Form W-8BEN (or an acceptable substitute form) and make certain certifications, under penalty of perjury, to establish its status as a non-U.S. person and its entitlement to treaty benefits or (ii) if the Common Stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our Common Stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our Common Stock unless (i) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States and, where an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder (in which case, for a non-U.S. holder that is a foreign corporation, the branch profits tax described above may also apply), (ii) in the case of a non-U.S. holder who is an individual, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes.

We believe we have not been and currently are not, and do not anticipate becoming, a "United States real property holding corporation" for U.S. federal income tax purposes.

Federal estate tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld (if any) with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or other tax information exchange agreements. In addition, dividends paid to a non-U.S. holder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of our Common Stock within the United States or conducted through certain U.S. related financial intermediaries is subject to information reporting and, depending upon the circumstances, backup withholding unless the non-U.S. holder certifies under penalties of perjury that it is not a U.S. person (and the payor does not have actual knowledge or reason to know that the holder is a U.S. person) or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS. Payments subject to withholding tax will not also be subject to backup withholding tax.

Additional withholding tax on certain payments made after December 31, 2012

Under legislation enacted in 2010, dividends and the gross proceeds of a disposition of our Common Stock paid after December 31, 2012 to a "foreign financial institution" (as specially defined for this purpose) generally will be subject to U.S. federal withholding tax of 30%, unless the institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of the institution (including certain equity and debt holders of the institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation generally also provides for a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our Common Stock paid after December 31, 2012 to a foreign entity that is not a foreign financial institution, unless the entity provides the withholding agent either with (i) a certification identifying the substantial U.S. owners of the entity, which generally include any U.S. person who directly or indirectly owns more than 10 percent of the entity (or more than zero percent in the case of some entities), or (ii) a certification that the entity does not have any substantial U.S. owners. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of any taxes withheld under this legislation. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our Common Stock.

Material ERISA considerations

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA") (each, an "ERISA Plan"), should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the Common Stock. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan, and whether the investment would involve a prohibited transaction under ERISA or the Code.

Section 406 of ERISA and Section 4975 of the Code each prohibit ERISA Plans, as well as individual retirement accounts, Keogh plans and certain other plans that are subject to Section 4975 of the Code (collectively with ERISA Plans, the "Plans"), from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in the imposition of an excise tax under the Code or penalties or other liabilities under ERISA or the Code on those persons, unless relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) ("Non-ERISA Arrangements") are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, non-U.S or other laws or regulations ("Similar Laws").

The acquisition of Common Stock by a Plan or any entity whose underlying assets include "plan assets" by reason of any Plan's investment in such entity (a "Plan Asset Entity") with respect to which Wilshire Bancorp or any of our affiliates is or becomes a party in interest or disqualified person may result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless the Common Stock is acquired and held pursuant to an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide relief if required for direct or indirect prohibited transactions that may arise from the acquisition or holding of the Common Stock. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for certain transactions involving insurance company general accounts), and PTCE 96-23 (for certain transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of the Common Stock, provided that neither we nor any of our affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than "adequate consideration" in connection with the transaction (the "service provider exemption"). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Representation

Any purchaser or subsequent transferee of the Common Stock or any interest therein will be deemed to have represented by its acquisition or holding of the Common Stock or any interest therein that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not acquiring or holding the Common Stock on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement or (2) the acquisition or holding of the Common Stock will not constitute a non-exempt prohibited transaction or a similar violation under any applicable Similar Laws. Any person making the decision to invest in the Common Stock on behalf of a Plan or Plan Asset Entity will, by purchasing the Common Stock, be deemed to have also represented that (1) the purchaser will pay no more than adequate consideration in connection with the purchase of the Common Stock, (2) neither Wilshire Bancorp nor any of our affiliates is a "fiduciary" (within the meaning of ERISA or any Similar Laws) with respect to the purchaser in connection with the purchaser's acquisition of or investment in the Common Stock and (3) no advice provided by Wilshire Bancorp or any of our affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser in connection with the purchase of the Common Stock.

The foregoing discussion is general in nature and is not intended to be all-inclusive nor should it be construed as legal advice. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering acquiring or holding the Common Stock on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the service provider exemption or the potential consequences of any such acquisition or holding under Similar Laws, as applicable. Purchasers or subsequent transferees of the Common Stock have exclusive responsibility for ensuring that their acquisition and holding of the Common Stock do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any Common Stock to a Plan, Plan Asset Entity or a Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by, or that such investment is appropriate for, any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

Underwriting

Under the terms and subject to the conditions in an underwriting agreement, the underwriters named below, for whom J.P. Morgan Securities LLC is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of Common Stock indicated below.

Name	Number of shares

J.P. Morgan Securities LLC	29,090,880
Macquarie Capital (USA) Inc.	7,272,720
Total:	36,363,600

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Common Stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to purchase all of the shares of Common Stock offered by this prospectus supplement if any such shares of Common Stock are purchased. However, the underwriters are not required to purchase the shares of Common Stock covered by the underwriters' over-allotment option described below.

The underwriters initially propose to offer the shares of Common Stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and to certain dealers at a price that represents a concession not in excess of $.0866 per share. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $.0289 per share to other underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 5,454,540 additional shares of Common Stock at the purchase price listed below. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Common Stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of Common Stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total purchase price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriter's option to purchase up to an additional 5,454,540 shares of Common Stock.

		Total
	Per share	No exercise	Full exercise

Purchase Price	$2.7500	$99,999,900	$114,999,885
Underwriting discounts and commissions to be paid by us	$0.1444	$5,250,904	$6,038,539
Proceeds, before expenses, to us	$2.6056	$94,748,996	$108,961,346

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $400,000.

Our Common Stock is listed on the Nasdaq Global Select Market under the trading symbol "WIBC."

We have agreed that, without the prior written consent of J.P. Morgan Securities LLC on behalf of the underwriters, we will not, during the period ending 90 days from the date of this prospectus supplement:

•
offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing; or

•
enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock;

other than the shares of our Common Stock to be sold hereunder, any shares of our Common Stock issued upon the exercise of options granted under our existing management incentive plans, the issuance of options and restricted stock to employees under the Company's existing equity compensation plans and any shares of stock of the Company issued upon the exercise of any warrants. Notwithstanding the foregoing, if (A) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (B) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In addition, our executive officers and directors have agreed that, without the prior written consent of J.P. Morgan Securities LLC on behalf of the underwriters, they will not, during the period ending 90 days from the date of this prospectus supplement:

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock;

whether any such transaction described above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing restrictions do not apply to:

  (1)   the Common Stock offered hereby;

  (2)   bona fide gifts, provided that the donee is subject to similar restrictions;

  (3)   distributions of shares of Common Stock to members or shareholders of such person, provided that the distributee is subject to similar restrictions.

  (4)   transfers of shares of Common Stock to any trust or family limited partnership, provided that any such transfer shall not involve a disposition for value, and provided further that the distribute is subject to similar restrictions;

  (5)   the sale of Common Stock pursuant to the "cashless" exercise of stock options granted pursuant to existing stock compensation plans of the Company; and

  (6)   pledges of Common Stock in existence prior to the date of this prospectus supplement to secure loans with certain financial institutions or sales or transfers by any pledge of such Common Stock in accordance with the terms thereof.

In addition, each such person agrees that, without the prior written consent of J.P. Morgan Securities LLC on behalf of the underwriters, he or she will not, during the period ending 90 days after the date of this prospectus supplement, make any demand for, or exercise any right with respect to, the registration of any Common Stock or any security convertible into or exercisable or exchangeable for Common Stock. Any such consent may be given at any time without public notice. Notwithstanding the foregoing, if (A) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (B) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

At our request, the underwriters have reserved for sale by us, at the public offering price, up 7.5% of the shares of our Common Stock being offered for sale to persons who are employees, officers, directors and individuals having a relationship with us through a directed share program. The number of shares of our Common Stock available to the general public in this offering will be reduced by the number of reserved shares purchased by participants in the program. Any reserved shares that are not orally confirmed for purchase will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus supplement. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the reserved shares. Each person buying shares through the directed share program has entered into lock-up agreements substantially similar to those entered into by our officers and directors as described above. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of Common Stock sold pursuant to the directed share program.

In order to facilitate the offering of Common Stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the underwriters may sell more Common Stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of Common Stock available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing Common Stock in the open market. In determining the source of Common Stock to close out a covered short sale, the underwriters will consider, among other things, the open market price of Common Stock compared to the price available under the over-allotment option. The underwriters may also sell Common Stock in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing Common Stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common Stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, Common Stock in the open market to stabilize the price of the Common Stock. These activities may raise or maintain the market price of the Common Stock above independent market levels or prevent or retard a decline in the market price of the Common Stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

In connection with the offering, the underwriters may engage in passive market making transactions in the common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker's bid that bid must be lowered when specified purchase limits are exceeded.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the another party may be required to make in respect of those liabilities.

A prospectus supplement in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Common Stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates from time to time perform investment banking, lending and other financial services for us and our affiliates for which they receive customary advisory or transaction fees, as applicable, plus out-of-pocket expenses. Macquarie Capital

(USA) Inc. serves as Wilshire Bancorp's financial advisor and provides various financial advisory services to us, for which they receive customary fees and expenses.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Common Stock offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The Common Stock offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any Common Stock described by this prospectus supplement may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Common Stock offered by this prospectus supplement may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•
to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Common Stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any Common Stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Common Stock to be offered so as to enable an investor to decide to purchase any Common Stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

This prospectus supplement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The shares of Common Stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares of Common Stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Legal matters

The validity of the Common Stock to be offered in this offering will be passed upon for us by Greenberg Traurig LLP, Los Angeles, California. The validity of the Common Stock offered by this prospectus supplement will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The consolidated financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference from the Company's Annual Report on Form 10-K, and the effectiveness of Wilshire Bancorp, Inc.'s internal control over financial reporting (which report expresses an adverse opinion on the Company's internal control over financial reporting because of a material weakness) have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

WILSHIRE BANCORP, INC.

Up to $100,000,000
Common Stock
Preferred Stock
Warrants
Depositary Shares
Units

        We may from time to time offer and sell in one or more offerings, together or separately, any combination of the securities described in this prospectus. The aggregate initial offering price of the securities that we offer will not exceed $100,000,000.

        We may offer and sell these securities on a delayed or continuous basis to or through one or more agents, underwriters or dealers as designated from time to time, directly to one or more purchasers, through a combination of these methods or any other method as provided in the applicable prospectus supplement. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts.

        At the time we offer securities, we will specify in an accompanying prospectus supplement the amount, price and specific terms of any securities offered. You should carefully read this prospectus, any applicable prospectus supplement and the documents incorporated by reference before you invest in our securities. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

        For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution." The price to the public and the net proceeds we expect to receive from any such sale will also be set forth in a related prospectus supplement.

        Our common stock is listed on the Nasdaq Global Select Market under the trading symbol "WIBC."

        Investing in our securities involves risks. Before buying our securities, you should carefully consider the risk factors discussed in the section entitled "Risk Factors" on page 5 of this prospectus and in the sections entitled "Risk Factors" in our most recent Annual Report on Form 10-K and in any quarterly report on Form 10-Q, as well as in any prospectus supplements relating to specific offerings.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

        This prospectus may not be used to sell securities unless accompanied by a prospectus supplement that contains a description of those securities.

The date of this prospectus is September 10, 2009

ii

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a "shelf" registration or continuous offering process. By using a shelf registration statement, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings having an initial aggregate offering price of up to $100,000,000.

        We may offer the following securities from time to time:

  •
  common stock;

  •
  preferred stock;

  •
  warrants;

  •
  depositary shares; and

  •
  units.

        We may also issue securities upon conversion or exercise of or in exchange for any of the securities listed above.

        This prospectus provides you with a general description of each of the securities we may offer. Each time we offer and sell any of these securities, we will provide a prospectus supplement that contains specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and each prospectus supplement, you should rely on the information in that prospectus supplement. Before purchasing any of our securities, you should carefully read both this prospectus and each applicable prospectus supplement together with the additional information described under the headings "Where You Can Find More Information" and "Incorporation of Certain Information by Reference."

        The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities that may be offered under this prospectus. The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Because these summaries may not contain all the information that you may find important in deciding whether to purchase the securities we offer, you should review the full text of these documents. The registration statement and exhibits may be obtained and read at the SEC Internet website (www.sec.gov) or at the SEC office mentioned under the heading "Where You Can Find More Information."

        You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus and any applicable prospectus supplement may only be used where it is legal to sell these securities, and we will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and have incorporated by reference, is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

        We may sell securities to underwriters who will sell the securities to the public on terms fixed at the time of sale. In addition, the securities may be sold by us directly or through dealers or agents designated from time to time. If we, directly or through agents, solicit offers to purchase the securities, we reserve the sole right to accept and, together with our agents, to reject, in whole or in part, any of those offers.

        The prospectus supplement will contain the names of the underwriters, dealers, or agents, if any, together with the terms of offering, the compensation of those underwriters, dealers, or agents, and the net proceeds to us. Any underwriters, dealers, or agents participating in the offering may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended, or the Securities Act.

        In this prospectus, we refer to common stock, preferred stock, warrants, depositary shares and units collectively as "securities." The terms "we," "us," and "our" refer to Wilshire Bancorp, Inc., and our consolidated subsidiaries, unless otherwise stated or the context otherwise requires. The terms "our banking subsidiary" or "the Bank" refer to Wilshire State Bank, unless otherwise stated or the context otherwise requires.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to "incorporate by reference" into this prospectus much of the information that we file with the SEC. This means that we can disclose important information to you by referring you to another document without restating the information in this document. Any information incorporated by reference into this prospectus is considered to be part of this prospectus from the date we file that document. Any information filed by us with the SEC after the date of this prospectus will automatically update and, where applicable, supersede any information contained in this prospectus or previously incorporated by reference in this prospectus.

        We incorporate by reference into this prospectus the following documents or information that we previously filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as filed on March 12, 2009.

  •
  Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009, as filed on May 8, 2009 and August 10, 2009, respectively.

  •
  Our Current Reports on Form 8-K filed August 31, 2009, August 19, 2009, July 20, 2009, July 1, 2009, June 1, 2009 and February 25, 2009.

  •
  The description of our common stock, no par value per share, contained in our Registration Statement on Form 8-A, filed August 31, 2004, and any amendment or report filed subsequent thereto for the purpose of updating such description.

        These documents contain important information about our business and our financial performance.

        We also incorporate by reference any future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, on or after the date of the filing of the registration statement and prior to the termination of the offering (except for information furnished to the SEC that is not deemed to be "filed" for purposes of the Securities Exchange Act). Our future filings with the SEC will automatically update and supersede any inconsistent information in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information or documents that we have incorporated by reference into this prospectus. We will provide this information upon written or oral request at no cost to the requester. You may request this information by contacting our corporate headquarters at the following address and telephone number:

Alex Ko
Chief Financial Officer
 Wilshire Bancorp, Inc.
3200 Wilshire Blvd.
Los Angeles, California 90010
(213) 387-3200

        Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual document. You may obtain a copy of any document summarized in this prospectus at no cost by writing to or telephoning us at the address and telephone number given above. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC's Internet website found at http://www.sec.gov and our website: www.wilshirebank.com (the other information contained in, or that can be accessed through, our website is not a part of this prospectus or any prospectus supplement).

        We have filed a registration statement on Form S-3 under the Securities Act of 1933, as amended, with the SEC with respect to the securities to be sold hereunder. This prospectus has been filed as part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement is available for inspection and copy as set forth above.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

        This prospectus, any accompanying prospectus supplements and the documents incorporated by reference in this prospectus contain statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Forward-looking statements are generally identifiable by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "would," "endeavor," "estimate," "expect," "forecast," "goal," "intend," "may," "objective," "potential," "plan," "predict," "project," "seek," "should," "will" or the negative such terms and other similar words and expressions of future intent. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Such risks and uncertainties and other factors include, but are not limited to adverse developments or conditions related to or arising from:

  •
  significant volatility and deterioration in the credit and financial markets; and adverse changes in general economic conditions;

  •
  fluctuations in interest rates;

  •
  deterioration in asset or credit quality;

  •
  the effects of the Emergency Economic Stabilization Act, the American Recovery and Reinvestment Act, and the Troubled Asset Relief Program (TARP) and any changes or amendments thereto;

  •
  the availability of capital;

  •
  the impact of any goodwill impairment that may be determined;

  •
  acquisitions of other banks, if any;

  •
  the soundness of other financial institutions;

  •
  expansion into new market areas;

  •
  environmental conditions, including natural disasters, which may disrupt our business, our operations or our borrowers;

  •
  competitive pressures;

  •
  changes in laws, regulations, and accounting rules, or their interpretations; any legislative, judicial or regulatory actions and developments against us; and

  •
  general economic or business conditions in California and other regions where the Bank has operations, including, but not limited to, adverse changes in economic conditions resulting from a prolonged economic downturn;

  •
  other risks that are described in Wilshire Bancorp, Inc.'s public filings with the SEC.

        These factors and the risk factors referred to in our Annual Report on Form 10-K for the year ended December 31, 2008 could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us, and you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and we do not undertake any obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

        These factors include, but are not limited to, those which may be set forth in any accompanying prospectus supplement and those included in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, and other factors described in our periodic reports filed from time to time with the SEC.

WILSHIRE BANCORP, INC.

        We are a bank holding company offering a broad range of financial products and services primarily through our main subsidiary, Wilshire State Bank, a California state-chartered commercial bank. The Bank was incorporated under the laws of the State of California on May 20, 1980 and commenced operations on December 30, 1980. Headquartered in Los Angeles, Wilshire State Bank operates 23 branch offices in California, Texas, New Jersey and New York, and five loan production offices in Dallas, Houston, Atlanta, Denver, and Annandale, Virginia, and is an SBA preferred lender nationwide.

        Wilshire State Bank is a community bank with a focus on commercial real estate lending and general commercial banking, with its primary market encompassing the multi-ethnic populations of the Los Angeles Metropolitan area. Wilshire Bancorp's strategic goals include increasing shareholder and franchise value by continuing to grow its multi-ethnic banking business and expanding its geographic reach to other similar markets with strong levels of small business activity.

        The deposits of the Bank are insured up to the maximum limits authorized under the Federal Deposit Insurance Act, as amended, or the "FDIA." Like most state-chartered banks of our size in California, we are not a member of the Federal Reserve System, but we are a member of Federal Home Loan Bank of San Francisco, a congressionally chartered Federal Home Loan Bank.

        To address the needs of our multi-ethnic customers, we have many multilingual employees who are able to converse with our clientele in their native languages. We believe that the ability to speak the native language of our customers assists us in tailoring products and services for our customers' needs.

        Our corporate headquarters and principal office is located at 3200 Wilshire Boulevard, Los Angeles, California 90010, and our telephone number is (213) 387-3200. Our Internet website address is www.wilshirebank.com. Except for documents specifically incorporated by reference into this prospectus, the information contained in, or that can be accessed through, our website is not a part of this prospectus or any prospectus supplement.

RISK FACTORS

        An investment in our securities involves a high degree of risk. Before making an investment decision, you should carefully read and consider the risk factors incorporated by reference in this prospectus, as well as those contained in any applicable prospectus supplement, as the same may be updated from time to time by our future filings with the SEC under the Exchange Act. You should also refer to other information contained in or incorporated by reference in this prospectus and any applicable prospectus supplement, including our financial statements and the related notes incorporated by reference herein. Additional risks and uncertainties not presently known to us at this time or that we currently deem immaterial may also materially and adversely affect our business and operations.

USE OF PROCEEDS

        Unless the applicable prospectus supplement states otherwise, we expect to use the net proceeds from the sale of our securities to fund future acquisitions of banks and other financial institutions, growth capital, and for general corporate purposes. General corporate purposes may include repayment of debt, additions to working capital, capital expenditures, investments in our subsidiaries, possible acquisitions and the repurchase, redemption or retirement of securities, including shares of our common or preferred stock. The net proceeds may be temporarily invested in interest bearing accounts or short-term, interest bearing securities or applied to repay short-term or revolving debt prior to use.

        Based upon our historical and anticipated future growth and our financial needs, we may engage in additional financings of a character and amount that we determine as the need arises.

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

        The following table shows our ratio of earnings to combined fixed charges and preferred dividends on a consolidated basis, or indicates a deficiency amount, for the periods presented. During certain periods shown below, no shares of our preferred stock were outstanding. For purposes of determining the ratio of earnings to combined fixed charges and preferred dividends, earnings are defined as (a) the sum of pre-tax income (loss) from continuing operations, fixed charges, and amortization of capitalized interest less the sum of (b) interest capitalized and preference security dividend requirements of consolidated subsidiaries. Fixed charges means the sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and an estimate of the interest within rental expense and the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities. The amount of interest within rental expense has been estimated to be one-third of such rental expense.

	Six Months Ending June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Earnings before income taxes	$28,110	$23,260	$42,755	$44,115	$55,744	$46,512	$32,482
Add fixed charges	28,538	35,051	67,017	77,168	65,580	34,925	17,938

Earnings before fixed charges and income taxes	$56,648	$58,311	$109,772	$121,283	$121,324	$81,437	$50,420
Fixed charges	28,538	35,051	$67,017	$77,168	$65,580	$34,925	$17,938
Preferred dividends and accretion of preferred stock discount	1,818	0	155	0	0	0	0

Fixed charges and preferred dividends	30,356	35,051	$67,172	$77,168	$65,580	$34,925	$17,938
Ratio of earnings to fixed charges	1.99	1.66	1.64	1.57	1.85	2.33	2.81
Ratio of earnings to fixed charges and preferred dividends	1.87	1.66	1.63	1.57	1.85	2.33	2.81

DESCRIPTION OF CAPITAL STOCK

        The following summary describes the material features and rights of our capital stock and the TARP Warrant (as defined below), and each is subject to, and qualified in its entirety by, applicable law and the provisions of our articles of incorporation and bylaws and, in the case of the TARP Warrant, the warrant agreement governing such warrant.

General

        Our authorized capital stock consists of 80,000,000 shares of common stock, no par value per share, and 5,000,000 shares of preferred stock, no par value per share, of which 62,158 shares have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series A, or "Series A Preferred Stock." As of June 30, 2009, 29,413,757 shares of our common stock and 62,158 shares of our Series A Preferred Stock were outstanding. Also outstanding is one warrant (the "TARP Warrant"), that is exercisable, in whole or in part, initially for 949,460 shares of our common stock at a price of $9.82 per share, subject to adjustment as discussed herein.

        Our articles of incorporation authorize our board of directors to, without shareholder approval, adopt resolutions providing for the issuance of preferred stock in such classes or series, with such voting powers, conversion features, designations, preferences, rights, qualifications, limitations and restrictions of each class or series of preferred stock as may be determined by our board of directors. Accordingly, without approval of the holders of common stock, our board of directors may authorize preferred stock that has voting, dividend or liquidation rights superior to that of our common stock and which may adversely affect the rights of holders of common stock.

Common Stock

        Liquidation Rights.    In the event of a liquidation of Wilshire Bancorp, our common shareholders are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences for securities with a priority over the Wilshire Bancorp common stock.

        Dividends and Other Distributions.    The holders of our common stock are entitled to receive and share equally in dividends declared by our board of directors out of funds legally available for such dividends. The holders of our Series A Preferred Stock have a priority over holders of our common stock with respect to dividends. See "Description of Outstanding Securities—Series A Preferred Stock—Dividends. If we issue additional preferred stock in the future, the holders of that preferred stock may have a priority with respect to dividends over the holders of our common stock and, subject to the provisions governing any series or class of preferred stock, holders of one of more classes or series of stock previously issued, including the Series A Preferred Stock.

        We are a bank holding company, and our primary source for the payment of dividends is dividends from our direct, wholly-owned subsidiary, Wilshire State Bank. Various banking laws applicable to the Bank limit the payment of dividends, management fees and other distributions by the Bank to us, and may therefore limit our ability to pay dividends on our common stock. Our ability to pay dividends on our common stock is also limited by the terms of the Series A Preferred Stock. See "Description of Outstanding Securities—Series A Preferred Stock—Dividends."

        Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects and such other factors as our board of directors may deem relevant.

        Voting Rights.    Under California law, each holder of a share of our common stock is entitled to one vote per share for each matter submitted to the vote of the shareholders. Cumulative voting generally is required for the election of directors, except that "listed corporations" (generally, a corporation with outstanding shares listed on a national stock exchange) may expressly eliminate cumulative voting for directors in the articles of incorporation of the corporation. Wilshire Bancorp is considered a "listed company" for purposes of California law, and our articles of incorporation expressly eliminate cumulative voting for directors.

        Anti-Takeover Provisions.    Provisions of our articles of incorporation and bylaws may have anti-takeover effects. These provisions may discourage attempts by others to acquire control of Wilshire Bancorp, Inc. without negotiation with our board of directors. The effect of these provisions is discussed briefly below.

        Authorized Stock.    The shares of our common stock authorized by our articles of incorporation but not issued provide our board of directors with the flexibility to effect financings, acquisitions, stock dividends, stock splits and stock-based grants without the need for a shareholder vote. Our board of directors, consistent with its fiduciary duties, could also authorize the issuance of shares of preferred stock, and could establish voting, conversion, liquidation and other rights for our preferred stock being issued, in an effort to deter attempts to gain control of Wilshire Bancorp, Inc.

        Classification of Board of Directors.    Our articles of incorporation and bylaws currently provide that our board of directors is divided into three classes of as nearly equal size as possible, with one class elected annually to serve for a term of three years. This classification of our board of directors may discourage a takeover of Wilshire Bancorp, Inc. because a shareholder with a majority interest in our company would have to wait for at least two consecutive annual meetings of shareholders to elect a majority of the members of our board of directors.

        Removal of Directors without Cause.    Because we have a classified board of directors, a director generally may be removed without cause only if the votes cast against removal of a director, or not consenting in writing to the removal, would be sufficient to elect the director if voted cumulatively (without regard to whether shares may otherwise be voted cumulatively) at an election at which the same total number of votes were cast (or, if the action is taken by written consent, all shares entitled to vote were voted) and either the number of directors elected at the most recent annual meeting of shareholders, of if greater, the number of directors for whom removal is being sought, were then being elected.

        Restrictions on Certain "Business Combinations" with Third Parties who may Acquire Our Securities Outside of an Action taken by Wilshire Bancorp.    Our articles of incorporation contain a provision restricting certain "Business Combinations" with persons, known as "Interested Shareholders," who may obtain our securities outside of an action of Wilshire Bancorp. An "Interested Shareholder" is defined in our articles of incorporation as a person who directly or indirectly beneficially owns, alone or with associates or affiliates, more than 20% of the outstanding voting shares of Wilshire Bancorp or a subsidiary of Wilshire Bancorp, and, subject to certain limits, certain assignees of, or successors to, the stock once held by an interested shareholder.

        Super-Majority Shareholder Voting Requirements to Modify Certain Provisions of our Articles of Incorporation and Bylaws.    Our articles of incorporation provide that any amendment or modification or provision inconsistent with the provisions of the articles of incorporation relating to Business Combinations, the authorized number of directors, the provision for a classified election of directors and any amendment or modification or provision inconsistent with the provisions of our bylaws relating to the advance notice of nominations of directors and the indemnification of directors generally requires the affirmative vote of the holders of at least 66 2/3% of the then outstanding voting stock.

        Stricter Time Limitations on the Ability of Shareholders to Nominate Directors for Election at Annual Meetings of our Shareholders.    Our bylaws provide that nominations for election of directors may be made by the Board or by any shareholder. Notice of the name of any person to be nominated for election as a director must be delivered to the Secretary of the Wilshire Bancorp not less than 60 nor more than 90 days prior to the date of the meeting; provided, however, that if the date the meeting is first publicly announced or disclosed less than 70 days prior to the date of the meeting, then such advance notice must be given not more than 10 days after such date is first announced.

        Preemptive Rights.    Holders of our common stock do not have preemptive rights with respect to any shares that may be issued.

        Redemption.    Shares of our common stock are not subject to redemption.

        Listing.    Our common stock is listed on the Nasdaq Global Select Market under the symbol "WIBC."

        Transfer Agent.    The transfer agent for our common stock is Computershare Limited. The transfer agent's address is Computershare Investor Services, 250 Royall Street, Canton, MA 02021.

Series A Preferred Stock

        General.    Each share of the Series A Preferred Stock has a liquidation value of $1,000. As of the date of this prospectus, the Series A Preferred Stock are not listed on any securities exchange. The rights of the holders of preferred stock will be subordinate to those of our general creditors. The Series A Preferred Stock is currently held as a physical stock certificate; however, we have agreed to transfer the certificate into book-entry form if requested by the holder or holders of the Series A Preferred Stock.

        Rank.    The Series A Preferred Stock will rank, with respect to dividend rights and rights upon our liquidation, dissolution or winding-up of our affairs, (a) senior to our common stock and to all capital stock ranking junior to the Series A Preferred Stock; (b) on a parity with other classes or series of our preferred stock that we issue, the terms of which specifically provide that such preferred stock ranks on a parity with the Series A Preferred Stock; and (c) senior to all shares of capital stock that we issue, the terms of which specifically provide that such shares of capital stock rank junior to the Series A Preferred Stock.

        Dividends.    We will pay the record holders of the Series A Preferred Stock, when, as and if declared by our board of directors, cumulative cash dividends at an annual rate of $50.00 per Series A Preferred Stock share each year, which is equivalent to 5.00% of the $1,000 liquidation preference per Series A Preferred Stock share, until, but excluding, February 15, 2014, and from that date thereafter at an annual rate of $90.00 per Series A Preferred Stock share each year, which is equivalent to 9.00% of the $1,000 liquidation preference per Series A Preferred Stock share. Dividends will only be payable out of the assets legally available therefore. Dividends will be cumulative from and including the date of our original issue of the Series A Preferred Stock and will be payable quarterly in arrears on the 15th day of February, May, August and November of each year or, if not a business day, the next succeeding business day. Dividends payable on the Series A Preferred Stock on any date prior to the end of a dividend period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to record holders of Series A Preferred Stock as they appear in our records at the close of business on the applicable record date, which will be the 15th calendar day immediately preceding such dividend payment date or such other record date fixed by the board of directors that is not more than 60 days nor less than 10 days before such dividend payment date.

        In the event that any dividend payment or payments on the Series A Preferred Stock are in arrears at any time, cumulative cash dividends at the annual rate then in effect for dividend payments on the Series A Preferred Stock will be payable as and if declared by our board of directors and out of the assets legally available therefore, on all such accrued and unpaid dividends.

        Notwithstanding the foregoing, dividends on the Series A Preferred Stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of those dividends, and whether or not those dividends are declared. Accrued but unpaid dividends on the Series A Preferred Stock will accumulate as of the due date for the dividend payment on which they first become payable. Except as described in the next paragraph, we will not declare or pay or set apart for payment dividends on any common shares or shares of any other series of preferred stock ranking, as to dividends, on a parity with or junior to the Series A Preferred Stock (other than a dividend paid solely in shares of common stock) for any period, nor will we, or any of our subsidiaries, directly or indirectly, purchase, redeem or otherwise acquire for consideration any common shares or shares of any other series of preferred stock ranking, as to dividends, on a parity with or junior to the Series A Preferred Stock, unless full cumulative dividends on the Series A Preferred Stock (including dividends on any such unpaid amounts) for all past dividend periods and the then current dividend period have been or are contemporaneously (a) declared and paid in full or (b) declared and a sum sufficient to pay them in cash is set apart for payment.

        When we do not pay dividends in full (or when we do not set apart a sum sufficient to pay them in full) upon the Series A Preferred Stock and the shares of any other series of preferred stock ranking on a parity as to dividends with the Series A Preferred Stock, we will declare any dividends upon the Series A Preferred Stock and any other series of preferred shares ranking on a parity as to dividends with the Series A Preferred Stock proportionately so that the dividends declared per share of Series A Preferred Stock (including dividends on any such unpaid amounts) and those other series of preferred stock will in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and those other series of preferred stock (which will not include any accrual in respect of unpaid dividends on such other series of preferred stock for prior dividend periods if those other series of preferred stock do not have cumulative dividends) bear to each other. If our board of directors or a duly authorized committee of our board of directors determines not to pay any dividend or a full dividend on a dividend payment date, we will provide written notice to the holders of the Series A Preferred Stock prior to the dividend payment date.

        Liquidation.    Upon any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, the record holders of the Series A Preferred Stock will be entitled to be paid out of our assets or proceeds therefore legally available for distribution to our shareholders, subject to the rights of any of our creditors, a liquidation preference of $1,000 per Series A Preferred Stock share, plus an amount equal to any accrued and unpaid dividends, whether or not declared, (including dividends on any such unpaid amounts) to the date of payment, before any dividend or payment may be made to holders of our common stock or any other class or series of our capital stock ranking junior to the Series A Preferred Stock as to liquidation rights.

        If, upon our voluntary or involuntary liquidation, dissolution or winding up of our affairs, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding Series A Preferred Stock and the corresponding amounts payable on all other classes or series of our capital stock ranking on a parity with the Series A Preferred Stock as to liquidation rights, then the record holders of the Series A Preferred Stock and all other classes or series of capital stock of that kind will share proportionately in any such distribution of assets in proportion to the full respective liquidating distributions to which they would otherwise be entitled.

        After payment of the full amount of the liquidating distributions to which they are entitled, such record holders will have no right or claim to any of our remaining assets. Our consolidation or merger with or into any other corporation or other entity will not be deemed to constitute our liquidation, dissolution or winding-up of our affairs.

        Redemption.    We may, at our option upon written notice, subject to the approval of our primary federal banking regulator, the Board of Governors of the Federal Reserve System, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time for cash at a redemption price equal to the sum of (i) $1,000 per share of Series A Preferred Stock, and (ii) any accrued and unpaid dividends up to and including the date fixed for redemption (except as provided in the immediately following sentence), including any dividends on any such unpaid dividends. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the dividend record date for a dividend period will not be paid to the holder entitled to receive the redemption price on the redemption date, but rather will be paid to the holder of record on such dividend record date of the redeemed shares of Series A Preferred Stock. If the Series A Preferred Stock is then held in certificated form, record holders of certificates representing the Series A Preferred Stock to be redeemed will surrender such certificates at the place designated in the notice of redemption and will be entitled to the redemption price and any accrued and unpaid dividends payable upon the redemption following surrender of the certificates.

        Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the dividend record date for a dividend period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record on such dividend record date of the redeemed shares of Series A Preferred Stock. If the Series A Preferred Stock is then held in certificated form, record holders of certificates representing the Series A Preferred Stock to be redeemed will surrender such certificates at the place designated in the notice of redemption and will be entitled to the redemption price and any accrued and unpaid dividends payable upon the redemption following surrender of the certificates.

        If notice of redemption of any Series A Preferred Stock has been given and if we have set aside in trust the funds necessary for the redemption for the benefit of the record holders of Series A Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on the Series A Preferred Stock and such Series A Preferred Stock will no longer be deemed outstanding and all rights of the holders of such Series A Preferred Stock will terminate, except for the right to receive the redemption price plus any accrued and unpaid dividends payable upon the redemption. Any funds unclaimed at the end of three years from the redemption date will, to the extent permitted by law, be released to us, after which time the holders of the shares so called for redemption may look only to us for payment of the redemption price of such shares.

        Notice of redemption must be sent by first class mail to the holders of record of the shares of Series A Preferred Stock to be redeemed not less than 30 nor more than 60 days before the date of redemption, or, if shares of Series A Preferred Stock are issued in book-entry form through The Depository Trust Corporation or any similar facility, notice may be given at such time and in any manner permitted by such facility.

        The Series A Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption. Holders of the Series A Preferred Stock have no right to require redemption or repurchase of any shares of the Series A Preferred Stock.

        Conversion.    Holders of our Series A Preferred Stock have no right to exchange or convert such shares into any other securities.

        Voting Rights.    Holders of Series A Preferred Stock will generally have no voting rights, except as provided by applicable law and as described below.

        Whenever no dividends are paid on the Series A Preferred Stock for six or more quarterly periods (whether or not consecutive), the size of our board of directors will be increased automatically by two directors, and holders of the Series A Preferred Stock, voting together as a class with the holders of all other classes or series of our capital stock upon which like voting rights have been conferred and are exercisable (herein referred to as voting parity stock), will be entitled to elect two additional directors to our board of directors at the next annual meeting (or at a special meeting called for the purpose of electing preferred stock directors prior to the next annual meeting) and each subsequent annual meeting until all of the accrued and unpaid dividends on the Series A Preferred Stock (including any dividends on any such unpaid dividends) for the past dividend periods and the then current dividend period have been declared and fully paid. A vacancy in the office of one of the additional preferred directors may be filled by written consent of the other additional preferred director who remains in office.

        The affirmative vote or consent of the holders of two-thirds of the outstanding Series A Preferred Stock, voting separately as a single class, will be required to (i) authorize or create, or increase the authorized or issued amount of, or any issuance of, any shares or securities convertible into, exchangeable for or exercisable for any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to either or both of the payment of dividends or the distribution of assets upon our liquidation, dissolution or winding-up; (ii) amend, alter or repeal the provisions of our articles of incorporation or the articles of amendment (including the Certificate of Determination) that established the Series A Preferred Stock, whether by merger, consolidation or otherwise, so as to adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock; or (iii) to consummate a binding share exchange or reclassification involving the Series A Preferred Stock, or of a merger or consolidation of Wilshire Bancorp with another corporation or other entity, unless in each case (x) the shares of Series A Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (y) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of the Series A Preferred Stock immediately prior to such consummation, taken as a whole.

        The voting rights afforded to holders of Series A Preferred Stock will not apply if, at or before the time when the act with respect to which the vote would otherwise be required is effected, all outstanding Series A Preferred Stock are redeemed or called for redemption in accordance with their terms and upon proper notice and we deposit sufficient funds, in cash, in trust to effect the redemption.

        Preemptive Rights.    Holders of our Series A Preferred Stock do not have preemptive rights with respect to any of our securities that may be issued.

TARP Warrant

        General.    As of the date of this prospectus, there is one TARP Warrant outstanding. The TARP Warrant is exercisable, in whole or in part and subject to adjustment as provided for therein, for 949,460 shares of our common stock at a price of $9.82 per share, subject to adjustment as discussed below. The TARP Warrant will expire at 5:00 p.m. New York City time, on December 12, 2018.

        Exercise.    The TARP Warrant is exercisable by (A) the surrender of the TARP Warrant and a duly completed and executed notice of exercise (a form of which is annexed thereto) at our principal executive office and (B) payment of the exercise price for the Shares of common stock thereby purchased: (i) by having us withhold, from the shares of common stock that would otherwise be delivered to the warrantholder upon such exercise, shares of common stock issuable upon exercise of the TARP Warrant equal in value to the aggregate exercise price as to which the TARP Warrant is so exercised based on the market price of the common stock on the trading day on which the TARP Warrant is exercised, or (ii) with the consent of both Wilshire Bancorp and the warrantholder, by tendering in cash, by certified or cashier's check payable to the order of Wilshire Bancorp, or by wire transfer of immediately available funds to an account designated by us.

        Any exercise of the TARP Warrant for shares of common stock is subject to the condition that the warrantholder will have first received any applicable approvals and authorizations required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

        Listing.    The shares of common stock issuable upon exercise of the TARP Warrant will be listed on the Nasdaq Global Select Market.

        Fractional Shares.    No fractional shares will be issued upon exercise of the TARP Warrant. However, we will pay to the warrantholder, in lieu of the issuance of any fractional share which is otherwise issuable to the warrantholder, an amount in cash based on the market value of the common stock on the last trading day prior to the exercise date, less the prorated exercise price for such fractional share.

        Adjustments.

        Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations.    The number of shares of our common stock for which the TARP Warrant may be exercised and the exercise price applicable to the TARP Warrant will be proportionately adjusted in the event we pay dividends or make distributions of our common stock, subdivide, combine or reclassify outstanding shares of our common stock.

        Anti-dilution Adjustment.    Until the earlier of December 12, 2011 and the date the initial selling securityholder no longer holds the warrant (and other than in certain permitted transactions described below), if we issue any shares of common stock (or securities convertible or exercisable into common stock) for less than 90% of the market price of the common stock on the last trading day prior to pricing such shares, then the number of shares of common stock into which the TARP Warrant is exercisable and the exercise price will be adjusted. Permitted transactions include issuances:

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  as consideration for or to fund the acquisition of businesses and/or related assets;

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  in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by our board of directors;

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  in connection with public or broadly marketed offerings and sales of common stock or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act, or Rule 144A thereunder on a basis consistent with capital-raising transactions by comparable financial institutions (but do not include other private transactions); and

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  in connection with the exercise of preemptive rights on terms existing as of December 12, 2008.

        Other Distributions.    If we declare any dividends or distributions other than our historical, ordinary cash dividends, the exercise price of the TARP Warrant will be adjusted to reflect such distribution.

        Certain Repurchases.    If we effect a pro rata repurchase of our common stock both the number of shares issuable upon exercise of the TARP Warrant and the exercise price will be adjusted.

        Business Combinations.    In the event of a merger, consolidation or similar transaction involving Wilshire Bancorp and requiring shareholder approval, the warrantholder's right to receive shares of our common stock upon exercise of the TARP Warrant will be converted into the right to exercise the TARP Warrant for the consideration that would have been payable to the warrantholder with respect to the shares of our common stock for which the TARP Warrant may be exercised, as if the TARP Warrant had been exercised prior to such merger, consolidation or similar transaction.

        Transfer.    The TARP Warrant and all rights thereunder are transferable, in whole or in part, by the registered holder of the TARP Warrant. However, a holder may not transfer a portion or portions of the TARP Warrant with respect to, and/or exercise the TARP Warrant for, more than 474,730 shares of our common stock (as such number may be adjusted from time to time as set forth above) in the aggregate until the earlier of (a) the date on which we have received aggregate gross proceeds of not less than $62,158,000 from one or more qualified equity offerings and (b) December 31, 2009. A "qualified equity offering" means the sale and issuance for cash by Wilshire Bancorp to persons other than us (or any of our subsidiaries) of shares of perpetual preferred stock, common stock or any combination of such stock that, in each case, qualify as and may be included in our Tier 1 capital at the time of issuance under the applicable risk-based capital guidelines of the Board of Governors of the Federal Reserve System.

        Reduction.    In the event that we receive proceeds from a qualified entity offering equal to at least $62,158,000 prior to December 31, 2009, the number of shares of our common stock underlying the TARP Warrant will be reduced by a number of shares equal to the product of (i) the number of shares originally underlying the TARP Warrant (taking into account all adjustments) and (ii) 0.5.

        Substitution.    In the event that our common stock is no longer listed on a national securities exchange or securities association, the TARP Warrant will be exchangeable, at the option of the selling securityholder, for senior term debt or another economic instrument or security of Wilshire Bancorp such that the selling securityholder is appropriately compensated for the value of the TARP Warrant.

        Rights as Shareholder.    The TARP Warrant does not entitle the warrantholder to any voting rights or other rights as a Wilshire Bancorp shareholder prior to the date of exercise of the TARP Warrant.

DESCRIPTION OF SECURITIES WE MAY OFFER

General

        This prospectus contains summary descriptions of our common stock, preferred stock, warrants, depositary shares, and units that we may offer from time to time. These summary descriptions are not meant to be complete descriptions of each security. The particular terms of any security will be described in the accompanying prospectus supplement, the instruments governing such securities, and other offering materials filed with the SEC. The accompanying prospectus supplement may add, update or change the terms and conditions of the securities as described in this prospectus.

Common Stock

        When we offer to sell shares of our common stock, we will describe the specific terms of the offering in a supplement to this prospectus. A description of the material terms of our common stock is included with this prospectus under the above section entitled, "Description of Outstanding Securities—Common Stock."

Preferred Stock

        When we offer to sell shares of preferred stock, we will describe the specific terms of the offering and the preferred shares in a supplement to this prospectus. The prospectus supplement will also indicate whether the terms and provisions described in this prospectus apply to any particular series of preferred stock.

        Our articles of incorporation authorize our board of directors to, without shareholder approval, adopt resolutions providing for the issuance of preferred stock in such classes or series, with such voting powers, conversion features, designations, preferences, rights, qualifications, limitations and restrictions of each class or series of preferred stock as may be determined by our board of directors.

        If we offer shares of preferred stock in the future, we will fix the designations, voting powers, preferences and rights of the preferred stock of each series, as well as the qualifications, limitations or restrictions thereof, in the certificate of determination or amendment to our articles of incorporation relating to that class or series. Such designations, voting powers, preferences, rights, qualifications, limitations and restrictions will describe the rights of such shares or preferred stock relative to any shares of preferred stock previously issued by us that are then outstanding. We will file as an exhibit to the registration statement of which this prospectus is a part, or will incorporate by reference from reports that we file with the SEC, the form of any certificate of determination that describes the terms of the series of preferred stock we are offering before the issuance of that series of preferred stock. In addition, the prospectus supplement relating to a particular series of preferred stock will contain a description of the specific terms of that series. This description will include:

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  the title and stated value;

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  the number of shares we are offering;

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  the liquidation preference per share;

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  the purchase price;

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  the dividend rate, period and payment date and method of calculation for dividends;

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  whether dividends will be cumulative or noncumulative and, if cumulative, the date from which dividends will accumulate;

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  the procedures for any auction and remarketing, if any;

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  the provisions for a sinking fund, if any;

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  the provisions for redemption or repurchase, if applicable, and any restrictions on our ability to exercise those redemption and repurchase rights;

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  any listing of the preferred stock on any securities exchange or market;

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  voting rights, if any, of the preferred stock;

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  preemptive rights, if any;

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  conversion or exchange rights, if any;

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  restrictions on transfer, sale or other assignment, if any;

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  whether interests in the preferred stock will be represented by depositary shares;

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  a discussion of any material U.S. Federal income tax considerations applicable to the preferred stock;

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  the relative ranking and preferences of the preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs;

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  any limitations on the issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs; and

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  any other specific terms, preferences, rights or limitations of, or restrictions on, the preferred stock.

        Upon the issuance and payment for shares of preferred stock, the shares will be fully paid and nonassessable. Except as otherwise may be specified in the prospectus supplement relating to a particular series of preferred stock, holders of preferred stock will not have any preemptive or subscription rights to acquire any class or series of our capital stock and each series of preferred stock will rank on a parity in all respects with each other series of our preferred stock and prior to our common stock as to dividends and any distribution of our assets.

        The rights of holders of any series or class of outstanding preferred stock may, subject to the provisions governing such outstanding preferred stock, be adversely affected in the future by the rights of holders of any new shares of preferred stock that may be issued by us in the future. Our board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purposes, including issuance in connection with a shareholders' rights plan or with terms that may discourage a change in control of our company.

        Redemption.    If so specified in the applicable prospectus supplement, a series of preferred stock may be redeemable at any time, in whole or in part, at our option, and may be mandatorily redeemable, convertible or exchangeable. Restrictions, if any, on the repurchase or redemption by us of any series of our preferred stock will be described in the applicable prospectus supplement relating to that series. Generally, any redemption of our preferred stock will be subject to prior Federal Reserve approval. Any partial redemptions of preferred stock will be made in a way that our board of directors decides is equitable.

        If, after giving notice of redemption to the holders of a series of preferred stock, we deposit with a designated bank funds sufficient to redeem the preferred stock, then from and after the deposit, all shares called for redemption will no longer be outstanding for any purpose, other than the right to receive the redemption price and the right to convert the shares into other classes of our capital stock. The prospectus supplement will set forth the redemption price relating to a particular series of preferred stock.

        Except as indicated in the applicable prospectus supplement, the preferred stock is not subject to any mandatory redemption at the option of the holder.

        Dividends.    Holders of each series of preferred stock will be entitled to receive cash dividends only when, as and if declared by our board of directors out of funds legally available for dividends. The rates or amounts and dates of payment of dividends will be described in the applicable prospectus supplement relating to each series of preferred stock. Dividends will be payable to holders of record of preferred stock on the record dates fixed by our board of directors.

        Dividends on any series of preferred stock may be cumulative or noncumulative, as described in the applicable prospectus supplement. Our board of directors may not declare, pay or set apart funds for payment of dividends on a particular series of preferred stock unless full dividends on any other series of preferred stock that ranks equally with or senior to such series of preferred stock have been paid or sufficient funds have been set apart for payment for either of the following:

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  all prior dividend periods of each series of preferred stock that pay dividends on a cumulative basis; or

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  the immediately preceding dividend period of each series of preferred stock that pays dividends on a noncumulative basis.

        Partial dividends declared on shares of any series of preferred stock and other series of preferred stock ranking on an equal basis as to dividends will be declared pro rata. A pro rata declaration means that the ratio of dividends declared per share to accrued dividends per share will be the same for all series of preferred stock of equal priority.

        Liquidation Preference.    In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our company, holders of each series of preferred stock will have the right to receive distributions upon liquidation in the amount described in the applicable prospectus supplement relating to each series of preferred stock and such holders may have the right to receive an additional amount equal to any accrued but unpaid dividends. These distributions will be made before any distribution is made on our common stock or on any securities ranking junior to such preferred stock upon liquidation, dissolution or winding-up.

        If the liquidation amounts payable to holders of preferred stock of all series ranking on a parity regarding liquidation are not paid in full, the holders of the preferred stock of those series will have the right to a ratable portion of our available assets up to the full liquidation preference. Holders of those series of preferred stock or such other securities will not be entitled to any other amounts from us after they have received their full liquidation preference.

        Voting Rights.    The holders of shares of preferred stock will have no voting rights, except:

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  as otherwise stated in the applicable prospectus supplement;

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  as otherwise stated in the articles of amendment to our articles of incorporation establishing the series of such preferred stock; and

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  as otherwise required by applicable law.

        Transfer Agent and Registrar.    Unless otherwise stated in the applicable prospectus supplement, the transfer agent for any additional class or series of our preferred stock will be Computershare Limited.

Warrants

        When we offer for sale warrants, we will describe the specific terms of the offering and the warrants in a supplement to this prospectus. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants, if any, under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.

        The prospectus supplement accompanying this prospectus relating to any warrants we offer will include specific terms relating to the offering, including, among others:

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  the title and the aggregate number of warrants;

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  the securities for which each warrant is exercisable;

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  the date or dates on which the right to exercise such warrants commence and expire;

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  the price or prices at which such warrants are exercisable;

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  the currency or currencies in which such warrants are exercisable;

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  the periods during which and places at which such warrants are exercisable;

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  the terms of any mandatory or optional call provisions;

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  the price or prices, if any, at which the warrants may be redeemed at the option of the holder or will be redeemed upon expiration;

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  the identity of the warrant agent; and

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  the exchanges, if any, on which such warrants may be listed.

        You may exercise warrants by payment to our warrant agent of the exercise price, in each case in such currency or currencies as are specified in the warrant, and giving your identity and the number of warrants to be exercised. Once you pay our warrant agent and deliver the properly completed and executed warrant certificate to our warrant agent at the specified office, our warrant agent will, as soon as practicable, forward securities to you in authorized denominations or share amounts. If you exercise less than all of the warrants evidenced by your warrant certificate, you will be issued a new warrant certificate for the remaining amount of warrants.

        Before the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon the exercise of the warrants, and will not be entitled to, among other things, vote or receive dividend payments or similar distributions on the securities purchasable upon exercise.

Depositary Shares

        When we offer to sell depositary shares, we will describe the specific terms of the offering and the depositary shares in a supplement to this prospectus. The prospectus supplement will describe the specific terms of the depositary shares offered through that prospectus supplement and any general terms outlined in this section that will not apply to those depositary shares.

        We may offer depositary shares representing receipts for fractional interests our common or preferred stock in the form of depositary shares. Each depositary share would represent a fraction of a share of our common or preferred stock, as the case may be, and would be represented by a depositary receipt.

        The common stock or preferred stock underlying the depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company having its principal office in the United States, which we refer to in this prospectus as the "depositary." We will name the depositary in the applicable prospectus supplement. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled to the applicable fraction of a share of a of common or preferred stock, as the case may be represented by the depositary share, including any dividend, voting, redemption, conversion, and liquidation rights. If necessary, the prospectus supplement will provide a description of U.S. Federal or other income tax consequences relating to the purchase and ownership of the series of depositary shares offered by that prospectus supplement.

        The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. If you purchase fractional shares of common or preferred stock, you will receive depositary receipts as described in the applicable prospectus supplement. While the final depositary receipts are being prepared, we may order the depositary to issue temporary depositary receipts substantially identical to the final depositary receipts although not in final form. The holders of the temporary depositary receipts will be entitled to the same rights as if they held the depositary receipts in final form. Holders of the temporary depositary receipts will have the right to exchange them for the final depositary receipts at our expense.

Units

        When we offer to sell units, we will describe the specific terms of the offering and the units in a supplement to this prospectus. . We may issue units comprising one or more of the securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit also is the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time or at any time before a specified date.

        The prospectus supplement accompanying this prospectus relating to the units we may offer will include specific terms relating to the offering, including, among others:

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  the designation and terms of the units and of the securities comprising the units, and whether and under what circumstances those securities may be held or transferred separately;

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  any provision for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising those units; and

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  and whether the units will be issued in fully registered or global form.

PLAN OF DISTRIBUTION

        We may sell the securities in any one or more of the following ways:

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  directly to one or more purchasers;

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  through agents;

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  to dealers;

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  through underwriters, brokers or dealers; or

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  through a combination of any of these methods of sale.

        Each time that we use this prospectus to sell our securities, we will also provide a prospectus supplement that contains the specific terms of the offering. We will set forth the terms of the offering of securities in a prospectus supplement, including:

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  the name or names of any underwriters, dealers, or agents and the type and amounts of securities underwritten or purchased by each of them;

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  the public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

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  any delayed delivery arrangements.

        The offer and sale of the securities described in this prospectus by us, the underwriters, or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

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  at a fixed price or prices, which may be changed;

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  at market prices prevailing at the time of sale;

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  at prices related to the prevailing market prices; or

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  at negotiated prices.

        Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        We may engage in at the market offerings into an existing trading market in accordance with Rule 415(a)(4) of the Securities Act of 1933.

        If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters' obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

        We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of our securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. Underwriters, dealers and agents may engage in transactions with us, perform services for us in the ordinary course of business.

        Unless otherwise specified in the related prospectus supplement, each series of securities will be a new issue with no established trading market, other than the common stock which is listed on the Nasdaq Global Select Market. Any common stock sold pursuant to a prospectus supplement will be listed on the Nasdaq Global Select Market, subject to official notice of issuance, unless the Company's issued and outstanding common stock at the date of the prospectus supplement is listed on another exchange. We may elect to list any series of preferred stock on an exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a series of securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, any series of debt securities or preferred stock.

        We may authorize underwriters, dealers, or agents to solicit offers by certain purchasers to purchase our securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions or discounts we pay for solicitation of these contracts.

        Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act or to contribution with respect to payments that the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

        We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates in connection with those derivatives then the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of securities. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment).

        To comply with applicable state securities laws, the securities offered by this prospectus will be sold, if necessary, in such jurisdictions only through registered or licensed brokers or dealers. In addition, securities may not be sold in some states unless they have been registered or qualified for sale in the applicable state or they are in compliance with an available exemption from the registration or qualification requirement.

LEGAL MATTERS

        Unless otherwise indicated in the applicable prospectus supplement, certain legal matters with respect to the securities being offered by this prospectus will be passed upon for us by Hunton & Williams, LLP, counsel to Wilshire Bancorp, Inc. Any underwriters will be represented by their own legal counsel named in the applicable prospectus supplement.

EXPERTS

        The consolidated financial statements incorporated in this Prospectus by reference from Wilshire Bancorp, Inc.'s Annual Report on Form 10-K, and the effectiveness of Wilshire Bancorp, Inc.'s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

36,363,600 shares

Common stock

Prospectus Supplement

J.P. Morgan

Macquarie Capital

May 11, 2011